



2006

PROXY STATEMENT AND ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED MARCH 31, 2006

July 20, 2006

Dear Stockholders,

Our fiscal year ended March 31, 2006 was a transitional year, with time and energy invested in executing our business strategy. During the year, we "harvested the fruits" of the strong growth we had in prior years, and worked on strengthening our financial organization in light of the new regulatory landscape and changing business conditions. We are working to strengthen our balance sheet and to provide returns to our stockholders. We, as management and employees, are still large stockholders of the company, and I remain the single largest stockholder.

We continued our progress in pursuing our technology roadmap and broadened our product portfolio in strategic and high growth market segments. Although revenues were relatively flat as compared to the prior year, we completed the development of new products and technologies that enable us to expand our penetration into consumer electronics, automotive and renewable/alternative energy, while continuing to improve our competitiveness in our traditionally served markets.

One of our major accomplishments during fiscal 2006 was the development of a broad family of non-planar power MOSFETs and our high voltage Polar and SPT IGBTs that will expand our market share in the medium power semiconductor market, which is a new market for IXYS. Our new Polar and SPT IGBTs were designed into some of the latest flat panel televisions produced by two of the world leaders in the TV market. We expanded our standard integrated circuit ("IC") products for the flat display market applications. Additionally, our revenues in the Asia Pacific region continued to grow, by more than 20% year over year, even without the flat TV market, demonstrating the expansion and diversification of our customer base. Our medical device revenues increased by more than 40% year over year, and IXYS remains the market share leader in high power semiconductors for imaging, implantable and portable defibrillators. On the telecom IC side, our Clare division's proprietary product families found success in enabling the industry's growth in combined voice/data and multimedia deployment using the Internet, known as VOIP applications, on the customer side and in the central office.

IXYS prides itself for being dedicated to solving the global energy needs with our power semiconductors and IC products. We continue to deploy new products to support green energy initiatives, one of the fastest growing markets for medium to high power semiconductors. We have introduced key new products for solar and wind energy, as well as power semiconductors to improve energy efficiency in a broad range of power applications, including industrial automation, HVAC applications, mass transit, natural resources and appliances. Our long-term goal is to be well positioned with new products to capitalize on the movement to renewable energy generation and higher efficiency industrial and power supply products.

Think about it, almost every product we ship saves energy or saves lives!!

In fiscal 2006, we recorded revenues of $251.5 million, and a backlog at March 31, 2006 of $81.3 million. Our book-to-bill ratio for fiscal 2006 was 1.01 and our cash and cash equivalents improved by $20.0 million over the prior fiscal year. Unfortunately, we suffered a shock in fiscal 2006, when an adverse jury verdict in a contract dispute with LoJack Corporation led to a $42.8 million charge against our income statement, which resulted in a net loss of $6.1 million for the year. We intend to appeal the verdict.

Key fiscal statistics for the prior three years are shown below:

	FY06	FY05	FY04
		(In thousands)	
Net revenues	$251,487	$256,620	$187,442
Stockholders' equity	159,973	165,277	145,531
Cash and cash equivalents	78,192	58,144	42,058

In summary, during fiscal 2006, our principal sources of revenues did not change, although we continued to introduce new products to service our substantial customer base. We look to further entry into new markets and intend to continue our emphasis on diversifying our products to service a larger, more varied customer base. We remain focused on the long-term success of the company as we endeavor to provide the best value to our existing and future stockholders.

We are thankful to our stockholders and employees for their loyalty, performance and trust. In addition, we would like to commend our board of directors for its guidance and dedication to our stockholders. We thank our long term and newly added customers for their business during the fiscal year, and our suppliers, service providers and manufacturing partners for their cooperation.

Thank you,



Nathan Zommer, PhD
Chairman of the Board, and CEO

Proxy Statement

IXYS CORPORATION
3540 BASSETT STREET
SANTA CLARA, CA 95054-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 25, 2006

To The Stockholders Of IXYS Corporation:

Notice Is Hereby Given that the Annual Meeting of Stockholders of **IXYS Corporation**, a Delaware corporation (the "Company"), will be held on Friday, August 25, 2006 at 10:00 a.m. local time at 3540 Bassett Street, Santa Clara, California 95054 for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected;
2. To ratify the selection of BDO Seidman, LLP as independent auditors of the Company for its fiscal year ending March 31, 2007; and
3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on July 6, 2006, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors



UZI SASSON
Secretary

Santa Clara, California
July 20, 2006

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

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IXYS CORPORATION
3540 BASSETT STREET
SANTA CLARA, CA 95054-2704

PROXY STATEMENT FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS

AUGUST 25, 2006

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of IXYS Corporation, a Delaware corporation ("IXYS" or the "Company"), for use at the Annual Meeting of Stockholders to be held on August 25, 2006, at 10:00 a.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at 3540 Bassett Street, Santa Clara, California 95054. The Company intends to mail this proxy statement and accompanying proxy card on or about July 27, 2006 to all stockholders entitled to vote at the Annual Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, electronic mail or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Voting Rights and Outstanding Shares

Only holders of record of Common Stock at the close of business on July 6, 2006 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on July 6, 2006, the Company had outstanding and entitled to vote 34,204,237 shares of Common Stock.

Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares of stock entitled to vote are represented by votes at the meeting or by proxy. Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Against" votes, abstentions and broker non-votes (a "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner). Abstentions will be counted towards a quorum and will be counted towards the vote total for each proposal, with an abstention having the same effect as "Against" votes. Broker non-votes will be counted towards a quorum but will have no effect and will not be counted towards the vote total for any proposal.

Revocability of Proxies

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with Uzi Sasson, the Secretary of the Company, at the Company's principal executive office, 3540 Bassett Street, Santa Clara, California 95054-2704, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Stockholders is March 29, 2007. Stockholder proposals should be submitted to Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704. Stockholders wishing to submit a proposal that is not to be included in next year's proxy materials or nominate a director must do so between May 9, 2007 and June 8, 2007. Stockholders are also advised to review the Company's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board consists of six directors. There are six nominees for director to be voted on at the Annual Meeting. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until such director's earlier death, resignation or removal. Each nominee listed below, other than David L. Millstein, is currently a director of the Company who was previously elected by the stockholders. Mr. Millstein was recommended for election to the Company's Board by Mr. Sasson, the Company's Chief Financial Officer. It is the Company's policy to encourage nominees for director to attend the Annual Meeting. Four of the five nominees for election as a director at the annual meeting of stockholders following the fiscal year ended March 31, 2005 attended the meeting.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and management has no reason to believe that any nominee will be unable to serve.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.

Nominees

The names of the nominees and certain information about them are set forth below:

Name	Age	Principal Occupation/ Position Held With the Company
Nathan Zommer	58	Chairman of the Board, President and Chief Executive Officer of the Company
Donald L. Feucht	72	Investor
Samuel Kory	63	Consultant
S. Joon Lee	67	President of Omni Microelectronics, Inc.
David L. Millstein	60	Consultant
Kenneth D. Wong	36	Chief Operating Officer/Chief Financial Officer of Menlo Equities

Nathan Zommer. Dr. Zommer, founder of IXYS, has served as a Director since IXYS's inception in 1983, and has served as Chairman of the Board, President and Chief Executive Officer since March 1993. From 1984 to 1993, Dr. Zommer served as Executive Vice President. Prior to founding IXYS, Dr. Zommer served in a variety of positions with Intersil, Hewlett Packard and General Electric, including as a scientist in the Hewlett Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. Dr. Zommer received his B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie Mellon University.

Donald L. Feucht. Dr. Feucht has served as a Director since July 2000. From 1992 until his retirement in 1998, Dr. Feucht served as Vice President for Operations for Associated Western Universities. He was employed as a Program Management Specialist for EG&G Rocky Flats, Inc. from 1990 until 1992. Prior to 1990, Dr. Feucht served in several positions with the National Renewable Energy Laboratory ("NREL"), including Deputy Director. Prior to joining NREL, he served as Professor of Electrical Engineering and Associate Dean at Carnegie Mellon University. Dr. Feucht received his B.S. degree in Electrical Engineering from Valparaiso University and his M.S. and Ph.D. degrees in Electrical Engineering from Carnegie Mellon University.

Samuel Kory. Mr. Kory has served as a Director since November 1999. In 1988, he founded Samuel Kory Associates, a management consulting firm. Since founding the firm, Mr. Kory has served as the firm's sole proprietor and principal, as well as a consultant for the firm. Mr. Kory previously served as President and Chief Executive Officer of Sensor Technologies USA, Vice President for Business Development and Sales of IXYS, Division General Manager and Corporate Director of Marketing for Seiko Instruments USA, and an International Manager for Spectra Physics Inc. Mr. Kory received his B.S.M.E. from Pennsylvania State University.

S. Joon Lee. Dr. Lee has served as a Director since July 2000. Since 1990, Dr. Lee has served as President of Omni Microelectronics, a sales representative company. Dr. Lee also served as President of Adaptive Logic, a semiconductor company, from 1991 until 1996. Previously, Dr. Lee served as President of Samsung Semiconductor. Dr. Lee received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from the University of Minnesota.

David L. Millstein. Mr. Millstein has served as a Director since September 2005. Mr. Millstein retired in 2005 as a partner of PricewaterhouseCoopers LLP ("PwC"). During his 32-year career with PwC, Mr. Millstein held a number of roles as a tax partner, including Tax Partner-in-Charge of the New Jersey and the West Coast business units. He also was National Real Estate Industry Chair. For the period 1998 thru 2002, Mr. Millstein was a member of PwC's Global Tax Executive where he had responsibility for the firm's global tax solutions and services. From 2002 to 2005, Mr. Millstein served as the Business Development Partner for the firm's San Francisco office. Mr. Millstein received his B.S. from the Wharton School of the University of Pennsylvania, his J.D. from the University of Pennsylvania School of Law and his L.L.M. from New York University Graduate School of Law.

Kenneth D. Wong. Mr. Wong has served as a Director since September 2004. Since 1997, Mr. Wong has been with Menlo Equities, a developer and owner-operator of commercial real estate in California. Mr. Wong has served as its Chief Financial Officer since 1997 and as its Chief Operating Officer since 2001. From 1993 to 1997, Mr. Wong served in several positions at Coopers & Lybrand LLP, his last role as a Manager. He received his B.S. degree in Business Administration from the University of California at Berkeley.

Independence of the Board of Directors

As required under The Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time. Consistent with these considerations, the Board has affirmatively determined that Messrs. Feucht, Kory, Millstein and Wong are independent directors within the meaning of the applicable Nasdaq listing standards.

Information Regarding the Board of Directors and its Committees

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for the fiscal year ended March 31, 2006 ("fiscal 2006") for each of the Board committees in existence during fiscal 2006:

Name	Audit	Compensation	Nominating
Donald L. Feucht	X(1)	X	X
Samuel Kory	X(2)	X(1)	X
David L. Millstein	X	X	
Kenneth D. Wong	X	X(2)	X(1)
Total meetings in fiscal 2006	26	6	5

(1) Committee Chairperson

(2) Ceased serving on this committee during fiscal 2006

During fiscal 2006, the Board met 9 times, and each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

In fiscal 2006, the Company's independent directors met twice in regularly scheduled executive sessions without non-independent directors attending. In addition, prior to Mr. Millstein joining the Board in September 2005, each committee meeting at which Messrs. Feucht, Kory and Wong were present constituted a meeting of all the independent directors.

Audit Committee

The Audit Committee of the Board oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company's audit engagement team as required by law; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statements. Three directors comprise the Audit Committee: Messrs. Feucht, Millstein and Wong. The Board has determined that each of Messrs. Millstein and Wong qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of their knowledge and experience based on a number of factors. In Mr. Wong's case, those factors included his formal education, his status as a certified public accountant and his experience as a chief financial officer. In Mr. Millstein's case, those factors included his formal education, his status as a certified public accountant and his work as a tax partner at PwC. All members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the

Nasdaq listing standards). The Audit Committee has adopted a written Audit Committee Charter, a copy of which is attached as Appendix A.

Proxy Statement

Compensation Committee

The Compensation Committee of the Board reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers; and administers the Company's stock option and purchase plans. Three directors comprise the Compensation Committee: Messrs. Feucht, Kory and Millstein. All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the board of directors and making recommendations to the Board regarding the membership of the committees of the Board. The Nominating and Corporate Governance Committee charter can be found on the corporate website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Nominating Committee Charter." Under the charter of the Nominating and Corporate Governance Committee, the Committee will consider individuals who are properly proposed by stockholders of the Company to serve on the Board in accordance with laws and regulations established by the SEC and Nasdaq, the Bylaws of the Company and the Delaware General Corporation Law. Stockholder recommendations for directors must be in writing and sent by U.S. mail to: General Counsel, IXYS Corporation, 3540 Bassett Street, Santa Clara, California 95054. The General Counsel will forward any recommendation to the members of the Nominating and Corporate Governance Committee. Three directors comprise the Nominating and Corporate Governance Committee: Messrs. Feucht, Kory and Wong. The members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This assessment should include issues of diversity in numerous factors, such as age; understanding of and experience in manufacturing, technology, finance and marketing; international experience; and culture.

Board members should possess the highest personal and professional ethics, integrity and values, informed judgment, and sound business experience, and be committed to representing the long-term interests of the Company's stockholders. They must also have an inquisitive and objective perspective, the ability to make independent analytical inquiries, practical wisdom and mature judgment. These factors, and others as considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time.

Board members must be willing and able to devote sufficient time to the affairs of the Company and are expected to rigorously prepare for, attend, and participate in all Board and applicable Committee meetings. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director. These other commitments will be considered by the Nominating and Corporate Governance Committee and the Board when reviewing Board candidates.

Stockholder Communications with the Board of Directors

The Board believes that management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, but it is expected that Board members would do this with knowledge of management and, in most instances, only at the request of management.

In cases where stockholders wish to communicate directly with the independent Directors, email messages can be sent to directorcom@ixys.net. The messages are received by the Company's General Counsel and forwarded to the Chairman of our Nominating and Corporate Governance Committee, who determines their distribution to the appropriate committee of the Board or independent Director and facilitates an appropriate response.

Code Of Ethics

The Company has adopted a Code of Ethics that applies to all officers, directors and employees. The Code of Ethics is available on the corporate website at www.ixys.com and may be found by clicking on "Investor Relations" and then clicking on "Code of Ethics." If the Company makes any substantive amendments to the Code of Ethics or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee oversees the financial reporting process of the Company on behalf of the Board. The Company's management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and the Statement on Auditing Standards No. 61.

The Audit Committee received the written disclosures and the letter from the independent auditors for fiscal 2006, BDO Seidman, LLP, required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. Additionally, the Audit Committee discussed with BDO Seidman, LLP the issue of its independence from the Company and the overall scope and plans for its audit.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 31, 2006 for filing with the Securities and Exchange Commission.

Respectfully submitted on July 17, 2006 by the members of the Audit Committee of the Board:

Donald L. Feucht

David L. Millstein

Kenneth Wong

[1] **The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act.**

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected BDO Seidman, LLP ("BDO") as the Company's independent auditors for the fiscal year ending March 31, 2007 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Representatives of BDO are not expected to be present at the Annual Meeting, and, consequently, will not have an opportunity to make a statement or be available to respond to appropriate questions.

Stockholder ratification of the selection of BDO as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Audit Committee is submitting the selection of BDO to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of BDO.

Change in Independent Auditor

At approximately 10:00 a.m., PST, on November 24, 2004, PricewaterhouseCoopers LLP ("PwC") delivered by email a letter to the Audit Committee of the Company to the effect that "the client-auditor relationship between Ixys Corporation (Commission File Number 000-26124) and PricewaterhouseCoopers LLP has ceased." PwC separately informed the Company that it intended this letter to be a resignation.

The reports of PwC on the Company's financial statements for the years ended March 31, 2003 and March 31, 2004 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in their reports on the financial statements for such years.

Except as noted in the six paragraphs that follow immediately below, during the years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

Material weaknesses in internal accounting controls identified by PwC during its audit of the Company's financial statements as of and for the year ended March 31, 2003 consisted of the following:

- inadequate management review of the Company's consolidation process,
- inventory matters such as the inability of the Company to establish standard inventory costs, elimination of intercompany profits in inventory, monitoring of inventory variances, inadequate monitoring of inventory reconciliations by management and inadequate reconciliation of inventory balances,
- problems with the monthly closing process at the Company's Clare subsidiary, and
- a number of other reportable conditions, which taken together constituted a material weakness.

PwC, as a result of its performance of review procedures related to the unaudited interim financial statements of the Company for the quarter and six-month period ended September 30, 2003 and the quarter and nine-month period ended December 31, 2003, informed the Company of the following material weaknesses:

- inadequate management review of the Company's consolidation process,
- problems with the monthly closing process at the Company's subsidiaries,
- a number of other reportable conditions, which taken together constituted a material weakness.

PwC, as a result of its audit of the Company's financial statements for the year ended March 31, 2004, informed the Company of a material weakness. Certain inventory processes of the Company were not reviewed by a supervisor in sufficient detail, resulting in the following inaccurate adjustments: standard cost revisions; incomplete updating of costs included in the standards; journal entries recorded without the proper supporting documentation; and reconciliation of the general ledger balance to the perpetual records. PwC also observed a lack of procedures to track inventory transactions related to cut-off issues.

Please refer to Item 14 of the Company's Form 10-K for the year ended March 31, 2003, Item 4 of the Company's Form 10-Qs for the quarters ended September 30, 2003 and December 31, 2003 and Item 9A of the Company's Form 10-K for the year ended March 31, 2004 for further information as to the aforementioned material weaknesses. Additional information regarding these internal control matters can be obtained in Item 4 disclosures contained in various Form 10-Q filings, and amendments thereto, for quarters during the years ended March 31, 2004 and 2003 and subsequent to March 31, 2004.

PwC delivered to the Audit Committee a letter dated October 19, 2004, "to confirm our discussion about our views of the status of the Company's 404 efforts in order to assist you in assessing the Company's ability to complete its assessments on a timely basis and in determining whether any adjustments to the Company's work and schedule are necessary." In the letter, PwC stated the following: "We have serious concerns that management will not be in a position to complete its work on a timely basis. We have previously discussed these concerns with management and the Audit Committee. However, particularly given the slippage the Company has experienced, there is no assurance that the current planned time schedule will be met by management. If management is not able to meet a reasonable timetable, there can be no assurance that PwC will have the resources available to be able to complete our assessment and report on internal control over financial reporting on a timely basis. If management is unable to complete the required documentation or testing related to its assessment of the effectiveness of internal control over financial reporting, we would be required to disclaim an opinion."

The Audit Committee, or an Audit Committee member, discussed the subject matter of each of the foregoing with PwC. The Company has authorized PwC to respond fully to the inquiries of BDO concerning such information.

The Company provided to PwC a copy of its Form 8-K dated November 24, 2004 prior to its filing with the Securities and Exchange Commission and requested PwC to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made in the Form 8-K. The letter of PwC is attached to the Form 8-K as Exhibit 16.1.

On September 23, 2004, the Company met with representatives of BDO to discuss BDO's qualifications to serve as the Company's registered independent accounting firm. Discussions between BDO and members of the Audit Committee and of the management of the Company continued thereafter. On November 15, 2004, the Audit Committee met and authorized its Chairman to determine whether and when to authorize BDO to commence discussions with PwC as part of the due diligence of BDO prior to its determination of whether it would serve as the Company's auditors. At approximately 12:00 noon, PST, on November 24, 2004, the Audit Committee met and, during such meeting, engaged BDO as the Company's registered independent public accounting firm. During the Company's then two most recent fiscal years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, neither the Company nor anyone acting on its behalf consulted with BDO regarding either: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was the subject of a disagreement or event identified in response to paragraph 304(a)(1)(iv) or 304(a)(1)(v) of Regulation S-K and the related instructions to that Item.

Fees Billed by The Independent Auditors

The following table represents aggregate fees billed to us for the fiscal year ended March 31, 2006 and March 31, 2005 by BDO Seidman, LLP, our independent auditor for those fiscal years.

	2006	2005
Audit Fees(1)	$2,427,057	$2,214,328
Audit-Related Fees	—	—
Tax Fees(2)	93,689	5,163
All Other Fees	—	—
Total Fees	$2,520,746	$2,219,491

(1) Includes fees for audits and review of quarterly financial statements.

(2) Tax Fees include federal, state and international tax compliance, tax advice and tax planning.

None of the foregoing was approved by the Audit Committee pursuant to the exception set forth in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the Securities and Exchange Commission.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee has determined that the rendering of non-audit services by BDO Seidman, LLP is compatible with maintaining the auditor's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of July 1, 2006, certain information known to the Company regarding the beneficial ownership of its Common Stock by:

- each person who is known by the Company to be the beneficial owner of more than five percent of its outstanding shares of Common Stock;
- each of the directors of the Company;
- the Named Executive Officers (as hereinafter defined); and
- the directors and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 34,204,237 shares of IXYS Common Stock outstanding as of July 1, 2006. Unless otherwise indicated, the address for each listed stockholder is: c/o IXYS Corporation, 3540 Bassett Street, Santa Clara, California 95054.

	Beneficial Ownership(1)	
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
Directors and Executive Officers		
Nathan Zommer(2)	8,105,726	22.9%
Peter H. Ingram(3)	704,240	2.0%
Kevin McDonough	112	*
Uzi Sasson(4)	126,000	*
Donald L. Feucht(5)	145,313	*
Samuel Kory(6)	125,313	*
S. Joon Lee(7)	143,313	*
David L. Millstein	—	*
Kenneth D. Wong(8)	40,313	*
All directors and executive officers as a group (8 persons)(9)	9,390,218	25.9%
5% Stockholders		
Security Management Company, LLC(10) One Security Benefit Place Topeka, Kansas 66636	2,358,900	6.9%
Columbia Wagner Asset Management L.P. WAM Acquisition GP, Inc.(11) 227 East Monroe Street, Suite 3000 Chicago, Illinois 60606	2,050,900	6.0%

* Represents less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2) Includes an aggregate of 5,200 shares held by or on behalf of Dr. Zommer's children. Also includes 1,231,600 shares Dr. Zommer has the right to acquire pursuant to options exercisable within 60 days of July 1, 2006.

(3) Includes 341,206 shares Mr. Ingram has the right to acquire pursuant to options exercisable within 60 days of July 1, 2006.

(4) Consists of 126,000 shares Mr. Sasson has the right to acquire pursuant to options exercisable within 60 days of July 1, 2006.

(5) Includes an aggregate of 2,000 shares held by or on behalf of Mr. Feucht's wife. Also includes 129,563 shares Mr. Feucht has the right to acquire pursuant to options exercisable within 60 days of July 1, 2006.

(6) Includes 113,313 shares Mr. Kory has the right to acquire pursuant to options exercisable within 60 days of July 1, 2006.

(7) Includes 139,563 shares Mr. Lee has the right to acquire pursuant to options exercisable within 60 days of July 1, 2006.

(8) Includes 36,563 shares Mr. Wong has the right to acquire pursuant to options exercisable within 60 days of July 1, 2006.

(9) Includes 2,117,808 shares that directors and executive officers have the right to acquire pursuant to options exercisable within 60 days of July 1, 2006.

(10) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 15, 2006.

(11) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of the Company's equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. The Company is not aware of any late or unfilled reports for fiscal 2006.

EXECUTIVE COMPENSATION

Compensation of Directors

Each of the non-employee directors receives an annual retainer of $20,000 as well as $1,000 for each meeting of the Board he attends and $600 for each committee meeting he attends. The Chairman of the standing committees of the Board are paid additional retainers as follows: Chairman of the Audit Committee, $7,500; Chairman of the Compensation Committee, $4,000; and Chairman of the Nominating and Corporate Governance Committee, $4,000. In September 2005 the Board of Directors elected, for one year only, to pay retainers equal to 75% of the foregoing amounts to all non-employee directors other than Mr. Millstein, who joined the Board during that month, because of the shift forward in time of the annual meeting from November to August or September. In recognition for his additional work on behalf of the Company in his capacity as a director, Dr. Lee was awarded $5,000 in fiscal 2006. In fiscal 2006, the total cash compensation paid to non-employee directors was $195,258. Additionally, each director is reimbursed for expenses incurred in preparing their personal income tax returns and estate planning matters, which aggregated to $3,526, and is reimbursed for certain expenses in connection with attendance at our board and committee meetings.

Options can be granted to directors either from the 1999 Equity Incentive Plan or the 1999 Non-Employee Directors' Equity Incentive Plan. Each plan provides for the grant of options to non-employee directors pursuant to a discretionary grant mechanism administered by the board. These options vest over a period of time, to be determined in each case by the board. Each director currently receives an option to acquire 30,000 shares upon becoming a member of our board of directors.

During fiscal 2006, the Company granted options covering 11,250 shares to each of Messrs. Feucht, Kory, Lee and Wong at an exercise price per share of $10.94. In addition, Mr. Millstein received an initial stock option grant for 30,000 shares at an exercise price of $10.31 per share. Each option had an exercise price equal to the fair market value of such common stock on the date of grant (based on the closing sales price reported on the Nasdaq National Market for the date of grant). As of March 31, 2006, options had been exercised under the Directors' Plan to purchase 8,250 shares of Common Stock. The Company also granted 2,500 shares to each of Messrs. Feucht, Kory, Lee and Wong as unrestricted stock awards during fiscal 2006.

Compensation of Executive Officers

The following table presents a summary of the compensation paid by IXYS during the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004 to the President and Chief Executive Officer, to the other executive officers at March 31, 2006 and to an executive officer who left the Company prior to March 31, 2006 (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Underlying Options (#)	All Other Compensation
Nathan Zommer	2006	$480,000	$400,000(2)	$20,739(3)	100,000	$ 8,520(4)
Chairman of the Board,	2005	390,000	400,000	14,664	—	19,414
President and Chief Executive Officer	2004	386,154	250,320	16,705	150,000	8,633
Peter H. Ingram	2006	223,109	—	4,756	30,000	—
President, European	2005	222,696	41,523	4,908	—	—
Operations	2004	211,987	—	6,338	28,000	—
Kevin McDonough(5)	2006	138,000	—	4,400	20,800	4,376(6)
Former President,	2005	160,200	25,800	7,200	—	5,626
U.S. Operations	2004	167,534	—	7,200	20,000	6,349
Uzi Sasson	2006	260,000	—(7)	5,800	75,000	4,702(6)
Vice President of Finance	2005	128,000	95,000	11,340(8)	150,000	
and Chief Financial Officer	2004	—	—	—	—	

(1) Constitutes car expense or allowance unless an additional footnote is provided.

(2) Represents a special cash bonus approved in fiscal 2005 that was contingent on continued employment. As of the date of mailing of this proxy statement, the amount of the cash bonus for fiscal 2006 that is based on evaluation of performance had not yet been determined by the Compensation Committee.

(3) Includes $16,686 of car expense or allowance

(4) Includes $6,410 in 401(k) matching contributions and $2,110 in premiums paid for term life insurance.

(5) Mr. McDonough ended his employment with the Company in November 2005.

(6) Represents 401(k) matching contributions.

(7) As of the date of mailing of this proxy statement, the amount of the cash bonus for fiscal 2006 had not yet been determined by the Compensation Committee.

(8) Mr. Sasson was paid $11,340 in director's fees during fiscal 2005 for his work during the period he served as a director prior to becoming an employee.

Option Grants in Last Fiscal Year

The following table presents information for the fiscal year ended March 31, 2006 with respect to each grant of stock options to the Named Executive Officers.

Name	# of Securities Underlying Options Granted(1)	% of Total Options Granted in Fiscal Year(2)	Exercise Price Per Shares ($)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Term(3)	
					5%	10%
Nathan Zommer .... President and Chief Executive Officer	100,000	12.4	15.81	06/01/2015	$759,722	$2,146,208
Peter Ingram .... President European Operations	30,000	3.7	14.37	06/01/2015	271,116	687,062
Kevin McDonough .... Former President, U.S. Operations	20,800(4)	2.6	14.37	06/01/2015	187,974	476,363
Uzi Sasson .... Vice President of Finance and Chief Financial Officer	75,000	9.3	14.37	06/01/2015	677,791	1,717,656

(1) Options granted to each individual were granted pursuant to the IXYS 1999 Equity Incentive Plan and are subject to the terms of such plan. Exercise prices for these options are equal to the closing price of IXYS's common stock on the Nasdaq National Market on the date of grant, except Dr. Zommer's options were priced 10% above such closing price. The options vest in equal annual increments over four years.

(2) Based on an aggregate of 804,000 options granted to employees of IXYS in fiscal 2006 including the named executive officers.

(3) The potential realizable value is calculated based on the term of the option at its time of grant ten (10) years and is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent IXYS's estimate or projection of the future price of its common stock.

(4) The options granted to Mr. McDonough expired unexercised, as they were not exercisable prior to his departure from the Company.

Aggregated Option Exercises in Last Fiscal Year and Last Fiscal Year-End Option Values

The following table presents information for the fiscal year ended March 31, 2006 regarding options exercised by and held at year end by the Named Executive Officers:

Name	Number of Shares Acquired on Exercise	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at March 31, 2006 (#)		Value of Unexercised in the Money Options at March 31, 2006 ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Nathan Zommer . . . . President and Chief Executive Officer	173,526	1,009,591	1,196,600	56,000	11,032,652	516,320
Peter H. Ingram . . . . President, European Operations	—	—	360,119	23,107	3,320,297	213,047
Kevin McDonough . . . . Former President, U.S. Operations	344,076	2,766,374	—	—	—	—
Uzi Sasson. . . . . Vice President and Chief Financial Officer	—	—	107,250	117,750	988,845	1,085,655

(1) The value realized is based on the fair market value of IXYS's common stock on the date of exercise minus the exercise price.

(2) The valuations are based on the fair market value of IXYS's common stock on March 31, 2006 of $9.22 minus the exercise price of the options.

Employment, Severance and Change of Control Agreements

The Company entered into its current employment agreement with Dr. Nathan Zommer, its Chief Executive Officer, as of February 1, 2004. Under the agreement, Dr. Zommer's salary is $480,000 and his bonus, if any, is to be determined by the Board. The agreement provides Dr. Zommer with a car allowance, a paid annual physical exam and the limited services of a financial advisor. The Company also agrees to maintain term life insurance in the amount of $1,000,000. In addition, the agreement provides that if the Company terminates Dr. Zommer's employment without cause, Dr. Zommer shall be entitled to receive one year of salary as severance. If a change of control event occurs, Dr. Zommer shall receive a bonus equal three times his annual base salary in effect at that time. If his employment terminates within a year after a change of control event, Dr. Zommer is entitled to receive severance equal to three times his average annual compensation less any change of control bonus previously paid, continued benefits for 18 months and accelerated vesting of all option shares.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the fiscal year ended March 31, 2006 were Messrs. Feucht, Kory and, until November 2005, Mr. Wong. Mr. Millstein joined the Compensation Committee in November 2005. None of these individuals is an employee or officer of the Company. Mr. Kory was, during the 1980s, a Vice President of a predecessor of the Company. None of the executive officers of the Company serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on Board or Compensation Committee of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The information in the following table is as of March 31, 2006:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by securityholders	4,844,492(1)(2)	$8.09	4,136,916(2)
Equity compensation plans not approved by securityholders	—	—	—
Total	4,844,492	$8.09	4,136,916

(1) Includes options to purchase 280,256 shares of the Company's Common Stock with a weighted average exercise price of $14.10 per share that were assumed in business combinations. It is the Company's understanding that the stockholders of the acquired companies approved the plans from which these options were granted.

(2) The 1999 Equity Incentive Plan includes a formula that provides for an annual increase in the number of shares under the plan of 1,000,000, which may be reduced upon the determination of the Board of Directors.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION[2]

The Compensation Committee is currently comprised of three non-employee directors: Messrs. Feucht, Kory and Millstein. The Committee is responsible for setting and administering the policies that govern annual executive salaries, bonuses (if any) and stock ownership programs.

Compensation Philosophy. The goals of the compensation program are to align compensation with business objectives and performance and to enable the Company to attract and retain the highest quality executive officers and other key employees, reward them for the Company's progress and motivate them to enhance long-term stockholder value. Key elements of this philosophy are as follows:

- The Company pays competitively with comparable semiconductor companies, both inside and outside the power semiconductor industry, with which the Company competes for talent.
- The Company maintains incentive opportunities sufficient to provide motivation and to generate rewards that bring total compensation to competitive levels.
- The Company provides equity-based incentives for executives and other key employees to ensure that they are motivated over the long term to respond to the Company's business challenges and opportunities as owners and not just as employees.

Compensation Study. During fiscal 2005, the Compensation Committee engaged an independent executive compensation consulting and survey firm to conduct a study of the compensation of executive officers at comparable semiconductor companies. In preparing its study, the consulting firm considered the compensation at 13 semiconductor companies that were either part of the power semiconductor industry or of a comparable size. In fiscal 2006, the Compensation Committee obtained a survey on the compensation of executive officers of semiconductor companies from an independent executive compensation consulting firm.

[2] **The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act.**

The survey was not limited to a targeted set of semiconductor companies. The Compensation Committee expects to use the results of the study and the survey in setting compensation for executive officers.

Base Salary. When reviewing base salaries, it is the policy of the Committee to consider individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices.

Long-Term Incentives. The Company's long-term incentive program for employees consists of the 1999 Equity Incentive Plan and the 1999 Employee Stock Purchase Plan. Future stock option grants are expected to generally vest over four years in equal annual increments. Grants are made at least 100% of fair market value on the date of grant. The Company believes that the vesting provides a strong incentive for employees to remain with the Company. Through option grants, executives and employees receive equity incentives to build long-term stockholder value. Executives receive value from these grants only if the Company's Common Stock appreciates over the long-term. During fiscal 2006, the size of the option grants was determined at the discretion of the Compensation Committee. The Compensation Committee awarded grants in order to provide significant links between executive compensation and stockholder interests.

Corporate Performance and Chief Executive Officer Compensation

For fiscal 2006, Dr. Zommer's authorized annual salary was $480,000 pursuant to his employment agreement. For fiscal 2006, the Compensation Committee set three different potential levels for Dr. Zommer's fiscal 2006 cash bonus as follows: acceptable performance, $250,000; target bonus, $300,000; and performance above expectations, $400,000. Dr. Zommer's performance objectives were as follows: a quantitative target for net revenues for fiscal 2006; a quantitative target for gross margin for fiscal 2006; and overall performance during fiscal 2006, including an evaluation of infrastructure development, the business plan and the integration of acquisitions. The Compensation Committee has not yet determined the amount of bonus payable to Dr. Zommer for fiscal 2006. During fiscal 2005, the Compensation Committee granted Dr. Zommer a special cash bonus in recognition of Dr. Zommer's more than two decades with the Company and his years of forbearance of cash compensation during the Company's growth and past difficult times. The Compensation Committee approved a bonus of $700,000 for Dr. Zommer, payable quarterly in increments of $100,000. Under the terms of the bonus, Dr. Zommer is required to be the Chief Executive Officer on the last day of a quarter for the increment to be payable for that quarter. Dr. Zommer's cash compensation for fiscal 2006 reflects that the bonus was payable for the each quarter of fiscal 2006. During fiscal 2006, the Compensation Committee indicated to Dr. Zommer a willingness to grant him an option for 184,000 shares of common stock. However, the Committee granted him an option exercisable for 100,000 shares of common stock, as Dr. Zommer requested that 84,000 shares be reallocated and be available for grant to other employees. Dr. Zommer's option has a term of 10 years and an exercise price of 110% of the closing price on the date of grant, or $15.81. It vests in equal annual increments over four years.

Limitation on Deduction of Compensation Paid to Certain Executive Officers

Section 162(m) of the Internal Revenue Code (the "Code") limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. The Compensation Committee expects to satisfy the requirements for "performance-based compensation" with respect to compensation awarded to executive officers to the extent then practicable.

Conclusion

Through the steps described above, a significant portion of the Company's executive compensation program, including Dr. Zommer's compensation, is contingent on Company performance, and realization of benefits is closely linked to increases in long-term stockholder value. The Company remains committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of the Company's business may result in highly variable compensation for a particular time period.

Respectfully submitted on July 17, 2006 by the members of the Compensation Committee of the Board of Directors:

Donald Feucht

Samuel Kory

David L. Millstein

CERTAIN TRANSACTIONS

Stock Purchase Notes. On November 18, 1995, Dr. Zommer purchased shares of common stock. The shares were paid for with a recourse promissory note in principal amount of $707,238.83. The note terms provided that quarterly installments of principal and accrued interest were due, and all principal of the notes, plus accrued interest, was due and payable September 15, 2005. The note bore interest at a rate of 6.25% per annum compounded annually. During fiscal 2006, Dr. Zommer paid $231,274.24 on his note and his note was paid in full prior to the due date.

Business Relationship Involving Director. Omni Microelectronics, a sales representative company majority owned by Mr. Lee, was paid sales commissions by Samsung Electronics on $37 million received by Samsung Electronics from the Company in respect of fiscal 2006. Samsung Electronics serves as a wafer foundry for the Company. Mr. Lee is a director of the Company.

Indemnification Agreements of Directors and Executive Officers. The Company has entered into indemnity agreements with our executive officers and directors containing provisions that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or services as officers or directors.

PERFORMANCE MEASUREMENT COMPARISON[3]

The following graph shows the total stockholder return of an investment of $100 in cash for the period from March 31, 2001 through March 31, 2006 for (i) the Company's Common Stock, (ii) the NASDAQ National Market and (iii) the Standards & Poor's Semiconductors Index. All values assume reinvestment of the full amount of all dividends and are calculated as of March 31 of each year. Historical stock price performance should not be relied upon as indicative of future stock price performance.


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HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are stockholders of the Company will be "householding" the Company's proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once stockholders have received notice from their broker that the broker will be "householding" communications to the stockholders' address, "householding" will continue until the stockholders are notified otherwise or until the stockholders revoke their consent. If, at any time, stockholders no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, they

[3] **This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.**

should notify their broker and direct their written request to Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704 or contact Mr. Sasson at 408-982-0700. Upon receipt by the Company of such request, the Company will cause a separate proxy statement to be delivered promptly. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Uzi Sasson
Secretary

July 20, 2006

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended March 31, 2006 is available without charge upon written request to: Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704.

IXYS CORPORATION

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Purpose and Policy:

The primary purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of IXYS Corporation, a Delaware corporation (the "Company"), shall be to act on behalf of the Company's Board of Directors in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and financial reporting processes, internal control over financial reporting and audits of financial statements as well as the quality and integrity of the Company's financial statements and reports, as well as the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors (the "Auditors") and the performance of the Company's internal audit function. The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication among the Committee, the Auditors and the Company's financial management.

Composition:

The Committee shall be comprised of a minimum of three directors. The members of the Committee will be appointed by, and serve at, the discretion of the Board, and shall satisfy the independence and experience requirements of The Nasdaq Stock Market ("Nasdaq") applicable to Committee members as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as in effect from time to time.

Authority

The Committee shall have authority to appoint, oversee, determine compensation for and pay, at the expense of the Company, the Auditors as set forth in Section 10A(m)(2) under the Securities Exchange Act of 1934, as amended. The Committee shall have authority to retain and determine compensation for and pay, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants. The Committee shall have the authority to direct personnel of the Company to negotiate contracts, explore issues or otherwise perform such activities as the Committee shall deem advisable in fulfilling its responsibilities.

Responsibilities:

The Committee shall oversee the Company's financial reporting process on behalf of the Board, and shall have direct responsibility for the appointment, compensation and oversight of the work of the Auditors, who shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible in order to address changing conditions most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. *Evaluation and Retention of Auditors.* To evaluate the performance of the Auditors, to assess their qualifications and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year.

2. *Approval of Audit Engagements.* To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company's expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members.

3. *Approval of Non-Audit Services.* To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefore, at the Company's expense, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members.

4. *Auditor Conflicts.* At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

5. *Audited Financial Statement Review.* To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

6. *Annual Audit Results.* To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and immaterial adjustments not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

7. *Quarterly Results.* To review and discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

8. *Accounting Principles and Policies.* To review and discuss with management and the Auditors, as appropriate, significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under generally accepted accounting principles related to material items discussed with management and any other significant reporting issues and judgments.

9. *Management Cooperation with Audit.* To evaluate the cooperation received by the Auditors during their audit examination, including a review with the Auditors of any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

10. *Management Letters.* To review and discuss with the Auditors and, if appropriate, management, any management letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

11. *National Office Communications.* To review and discuss with the Auditors communications between the audit team and the firm's national office with respect to accounting or auditing issues presented by the engagement.

12. *Disagreements Between Auditors and Management.* To review and discuss with management and the Auditors any material conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

13. *Internal Controls Over Financial Reporting.* To discuss with management and the Auditors the results of the Auditors' annual attestation report on management's assessment of internal control over financial reporting and to confer with management and the Auditors regarding the scope, adequacy and effectiveness of the Company's internal control over financial reporting.

14. *Internal Audit Function.* To consider and determine the need for, and scope of, an internal audit function and, to the extent that the Committee determines an internal audit function advisable, to oversee the internal audit function of the Company, which shall report to the Committee, interview and approve the employment of the head of the internal audit function and review and approve the budget of the internal audit function. Subject to the authority of the Committee, the Chief Financial Officer shall manage the internal audit function.

15. *Section 404 of Sarbanes-Oxley Act of 2002.* To review and oversee the engagement and performance of accountants and consultants working on the Company's compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations.

16. *Separate Sessions.* Periodically, to meet in separate sessions with the Auditors, personnel responsible for the internal audit function and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

17. *Complaint Procedures.* To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

18. *Regulatory and Accounting Initiatives.* To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements if, in the judgment of the Committee, such review is necessary or appropriate.

19. *Ethical Compliance.* To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its Code of Ethical Conduct, including review and approval of related-party transactions as required by Nasdaq rules.

20. *Investigations.* To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

21. *Proxy Report.* To prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

22. *Annual Charter Review.* To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

23. *Report to Board.* To report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the performance or independence of the Company's Auditors, the performance of the Company's internal audit function or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

24. *General Authority.* To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

Meetings and Operation:

The Committee will hold at least four regular meetings per year and additional meetings, as the Committee deems appropriate. The operation of the Committee shall be subject to the provisions of the Bylaws of the Company, as in effect from time to time, and to Section 141 of the Delaware General Corporation Law.

Minutes and Reports:

Minutes of each meeting shall be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Committee shall report to the Board from time to time, or whenever so requested by the Board.

The Audit Committee has the responsibilities and powers set forth in this charter, but does not have responsibility to prepare the financial statements, to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to plan or conduct audits. Management has the responsibility for preparing the financial statements, implementing internal controls and determining that the financial statements are in accordance with generally accepted accounting principles. The independent auditors have the responsibility for planning and conducting audits of the financial statements and monitoring the effectiveness of the internal controls. The review of the financial statements by the Audit Committee is not of the same quality as any audit performed by the independent auditors.


IXYS

ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED MARCH 31, 2006

Annual Report

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IXYS CORPORATION

ANNUAL REPORT TO STOCKHOLDERS
FOR THE FISCAL YEAR ENDED MARCH 31, 2006

TABLE OF CONTENTS

* See page 8 of the attached Proxy Statement.

Annual Report

FORWARD-LOOKING STATEMENTS

This Annual Report to Stockholders contains forward-looking statements that include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income, the need for additional capital and the outcome of pending litigation. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. In some cases, these statements may be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable expressions. These statements involve known and unknown risks and uncertainties that may cause our results, levels of activity, performance or achievements or our industry to be materially different than those expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to, our ability to compete successfully in our industry, to continue to develop new products on a timely basis, cancellation of customer orders, and other factors discussed below and under the caption "Risk Factors" in this Annual Report to Stockholders. We disclaim any obligation to update any of the forward-looking statements contained in this report to reflect any future events or developments.

IXYS PROFILE

We are a multi-market integrated semiconductor company. We specialize in the development, manufacture and marketing of high performance power semiconductors, advanced mixed signal integrated circuits, or ICs, application specific integrated circuits, or ASICs, and radio frequency, or RF, power transistors and systems. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

Our power semiconductor products have historically been divided into two primary categories, power MOS, or metal oxide silicon, and power bipolar products. Our power semiconductors are sold as individual units and are also packaged in high power modules that frequently consist of multiple semiconductor die. In our fiscal year ended March 31, 2006, or fiscal 2006, power semiconductors constituted approximately 76.0% of our revenues, which included 36.4% from power MOS transistors and 39.6% from bipolar products.

We design and sell ICs that have applications in telecommunications, display products, and power management. In fiscal 2006, ICs constituted approximately 16.5% of our revenues.

We also design and sell RF power devices that switch electricity at the high rates required by circuitry that generates radio frequencies.

IXYS's power semiconductor products are used primarily to control electricity in:

- power conversion systems, including uninterruptible power supplies, or UPS, and switch mode power supplies, or SMPS, for applications such as communications infrastructure, including wireless base stations, network servers and telecommunication switching stations;
- motor drives for industrial applications such as industrial transportation, robotics, automation, and process control equipment;
- plasma display panels;
- medical electronics for sophisticated applications, such as defibrillators and MRI and CT equipment; and
- renewable energy sources like wind turbines and solar systems.

Our mixed signal ICs are used in telecommunications products, central office switching equipment, customer premises equipment, set top boxes, remote meter reading equipment, security systems, advanced flat displays, medical electronics and defense aerospace systems. Our RF power devices are used in wireless infrastructure, industrial RF applications, medical systems and defense and space electronics.

We design our products primarily for industrial and business applications, rather than for use in personal computers or mobile phones. In fiscal 2006, we sold our products to over 2,000 customers worldwide. Our major customers include ABB, Astec, Delta Electronics, Eupec, General Electric, Guidant, Huawei, LG, Medtronics, Samsung, Siemens and Still. In many cases, our customers incorporate our products into systems sold to their own customers, which include Ericsson, General Electric, Hewlett-Packard, IBM, Motorola and Sun Microsystems.

We sell our products through a worldwide selling organization that includes direct sales personnel, independent representatives and distributors. As of March 31, 2006, we employed 56 people in sales, marketing, customer support and service and used 22 sales representative organizations and seven distributors in North and South America and 48 sales representative organizations and distributors in the rest of the world. Sales to distributors accounted for approximately 44% of net revenues in fiscal 2006, 36% of net revenues in fiscal 2005, and 37% of net revenues in fiscal 2004.

In fiscal year 2006, United States sales represented approximately 31.5%, and international sales represented approximately 68.5%, of our net revenues. Of our international sales in fiscal year 2006, approximately 48.5% were derived from sales in Europe and the Middle East, approximately 44.2% were derived from sales in Asia and approximately 7.3% were derived from sales in Canada and the rest of the world. No one customer accounted for more than 10% of net revenues in fiscal 2006. For financial information about geographic areas for each of our last three fiscal years, see our Audited Consolidated Financial Statements, Note 13, Segment and Geographic Information provided elsewhere in this Annual Report to Stockholders. For a discussion of the risks attendant to our foreign operations, see "Risk Factors-Our international operations expose us to material risks," provided under the caption "Risk Factors" in this Annual Report to stockholders.

RISK FACTORS

In addition to the other information in this Annual Report to Stockholders, the following risk factors should be considered carefully in evaluating our business and us. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and its financial condition.

Our operating results fluctuate significantly because of a number of factors, many of which are beyond our control.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. Large portions of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could seriously negatively affect our operating results in any given quarter. Our operating results may fluctuate significantly from quarter to quarter and year to year. For example, comparing fiscal 2002 to fiscal 2001, net revenues fell by 25.6% and net income fell by 85.7%. Further, from fiscal 2002 to fiscal 2003 and from fiscal 2005 to fiscal 2006, net income in one year shifted to net loss in the next year. Some of the factors that may affect our quarterly and annual results are:

- the reduction, rescheduling or cancellation of orders by customers;
- fluctuations in timing and amount of customer requests for product shipments;
- changes in the mix of products that our customers purchase;
- loss of key customers;
- the cyclical nature of the semiconductor industry;
- competitive pressures on selling prices;
- damage awards or injunctions as the result of litigation;
- market acceptance of our products and the products of our customers;

- fluctuations in our manufacturing yields and significant yield losses;
- difficulties in forecasting demand for our products and the planning and managing of inventory levels;
- the availability of production capacity;
- the amount and timing of investments in research and development;
- changes in our product distribution channels and the timeliness of receipt of distributor resale information;
- the impact of vacation schedules and holidays, largely during the second and third fiscal quarters of our fiscal year; and
- the amount and timing of costs associated with product returns.

As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this Annual Report on Form 10-K, we may experience materially adverse fluctuations in our future operating results on a quarterly or annual basis.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. We are limited in our ability to reduce fixed costs quickly in response to any shortfall in revenues. If we are unable to utilize our manufacturing, assembly and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. Increased competition and other factors may lead to price erosion, lower revenues and lower gross margins for us in the future.

IXYS could be harmed by litigation.

As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We have been sued on occasion for purported patent infringement and are currently defending such a claim. For example, we were sued by International Rectifier for purportedly infringing some of its patents covering power MOSFETs. After a trial in September and October 2005, the U.S. District Court awarded damages to International Rectifier of $6.2 million plus 6.5% of revenues from infringing products between September 30, 2005 and February 14, 2006. In addition, a permanent injunction against IXYS, effectively barring us from selling or distributing the allegedly infringing products, was issued by the U.S. District Court, although its enforcement has been temporarily stayed. IXYS is appealing the damage award and the injunction. We continue to contest International Rectifier's claims vigorously but the outcome of this litigation remains uncertain.

Additionally, in the future, we could be accused of infringing the intellectual property rights of International Rectifier or other third parties. We also have certain indemnification obligations to customers and suppliers with respect to the infringement of third party intellectual property rights by our products. We could incur substantial costs defending ourselves and our customers and suppliers from any such claim. Infringement claims or claims for indemnification, whether or not proven to be true, may divert the efforts and attention of our management and technical personnel from our core business operations and could otherwise harm our business.

In the event of an adverse outcome in any intellectual property litigation, including the pending power MOSFET litigation with International Rectifier, we could be required to pay substantial damages, cease the development, manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations by us. An adverse outcome in the International Rectifier power MOSFET litigation would, and in any other infringement action could, materially and adversely affect our financial condition, results of operations and cash flows.

In addition, our subsidiary, Clare, Inc. was sued in Massachusetts state court in 2003 over a dispute between it and LoJack Corporation relating to a contract for the design, development and purchase of application specific integrated circuits and assemblies. On February 8, 2006, the jury found that Clare was liable for damages in the amount of $36.7 million.

Under Massachusetts law, a jury's award is increased for pre-judgment interest. The Court determined the method for calculating the pre-judgment interest and, at March 31, 2006, it was $6.2 million. In addition, the Court determined the attorney's fees and costs payable by Clare to be $708,000. Post-judgment interest accrues on the total judgment, inclusive of the pre-judgment interest, attorneys fees and costs, at the rate of 12% per annum simple interest.

Clare sought post-judgment relief from the trial court and, if necessary, intends to file an appeal. The trial court has yet to rule on Clare's post-trial motions. The enforcement of the judgment will be stayed pending appeal without the necessity of filing any bond. Post-judgment proceedings and/or appeals may take several months or even years to conclude. Payment of an award, if ever, will only occur at the conclusion of this process.

We cannot predict the final outcome of this litigation matter. An adverse outcome would materially and adversely affect our financial condition, results of operations and cash flows. Although we recorded an additional $42.8 million in litigation provision during the year ended March 31, 2006, there can be no assurance that our aggregate accrual of $43.6 million is sufficient for any actual losses that may be incurred as a result of this litigation.

Semiconductors for inclusion in consumer products have short product life cycles.

We believe that consumer products are subject to shorter product life cycles, because of technological change, consumer preferences, trendiness and other factors, than other types of products sold by our customers. Shorter product life cycles result in more frequent design competitions for the inclusion of semiconductors in next generation consumer products, which may not result in design wins for us.

In particular, in recent years we have sold semiconductors for inclusion in the plasma display panels of a small number of manufacturers. Plasma display panels are one of several technologies used for visual display in television. Should competition among the various visual display technologies for television adversely affect the sales of plasma display panels that incorporate our products, our operating results could be adversely affected. Moreover, our operating results could be adversely affected if those plasma display panel manufacturers that have selected our semiconductors for inclusion in their products are not successful in their competition against other manufacturers of plasma display panels. As plasma display panels cycle into next generation products, we must achieve new design wins for our semiconductors to be included in the next generation plasma display panels. New design wins may not occur.

Our international operations expose us to material risks.

During fiscal 2006, our product sales by region were approximately 31.5% in the United States, approximately 33.2% in Europe and the Middle East, approximately 30.3% in Asia and approximately 5.0% in Canada and the rest of the world. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. IXYS maintains significant operations in Germany and the United Kingdom and contracts with suppliers and manufacturers in South Korea, Japan and elsewhere in Europe and Asia. Some of the risks inherent in doing business internationally are:

- foreign currency fluctuations;
- changes in the laws, regulations or policies of the countries in which we manufacture or sell our products;
- trade restrictions;
- longer payment cycles;
- challenges in collecting accounts receivable;
- cultural and language differences;

- employment regulations;
- limited infrastructure in emerging markets;
- transportation delays;
- seasonal reduction in business activities;
- work stoppages;
- terrorist attack or war; and
- economic or political instability.

Our sales of products manufactured in our Lampertheim, Germany facility and our costs at that facility are denominated in Euros, and sales of products manufactured in our Chippenham, U.K. facility and our costs at that facility are primarily denominated in British pounds and Euros. Fluctuations in the value of the Euro and the British pound against the U.S. dollar could have a significant impact on our balance sheet and results of operations. We generally do not enter into foreign currency hedging transactions to control or minimize these risks. Fluctuations in currency exchange rates could cause our products to become more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. If we expand our international operations or change our pricing practices to denominate prices in other foreign currencies, we could be exposed to even greater risks of currency fluctuations.

In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws regarding the manufacture and sale of our products in the U.S. Therefore, the risk of piracy of our technology and products may be greater when we manufacture or sell our products in these foreign countries.

The semiconductor industry is cyclical, and an industry downturn could adversely affect our operating results.

Business conditions in the semiconductor industry may rapidly change from periods of strong demand and insufficient production to periods of weakened demand and overcapacity. The industry in general is characterized by:

- alternating periods of overcapacity and production shortages;
- cyclical demand for semiconductors;
- changes in product mix in response to changes in demand;
- significant price erosion;
- variations in manufacturing costs and yields;
- rapid technological change and the introduction of new products; and
- significant expenditures for capital equipment and product development.

These factors could harm our business and cause our operating results to suffer.

Our operating expenses are relatively fixed, and we order materials and commence production in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and, therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if we do not meet our revenue projections.

We also typically plan our production and inventory levels based on our own expectations for customer demand. Actual customer demand, however, can be highly unpredictable and can fluctuate significantly. In response to anticipated long lead times to obtain inventory and materials, we order materials and production in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize. This risk has increased in recent periods. As our customers have increasingly demanded "just-in-time" deliveries that cannot be accommodated in the time required for a normal production cycle, we have increased our inventory produced in expectation of future orders. If anticipated demand fails to materialize, we may have to write down excess inventory, which would hurt our financial results.

We may not be able to acquire additional production capacity to meet the present and future demand for our products.

The semiconductor industry has been characterized by periodic limitations on production capacity. Although we may be able to obtain the capacity necessary to meet present demand, if we are unable to increase our production capacity to meet possible future demand, some of our customers may seek other sources of supply or our future growth may be limited.

We have a material weakness in our internal control over financial reporting that could result in a material misstatement of our financial condition, results of operations and cash flows.

Our management assessed our internal control over financial reporting and concluded that a material weakness existed as of March 31, 2006 as a result of the absence of a financial accounting professional with sufficient skills and experience to make estimates and judgments about non-routine transactions consistent with accounting principles generally accepted in the United States of America ("US GAAP") during the closing process.

During the closing process, we were unable to support some of our estimates and judgments about non-routine transactions with appropriate analysis. Our initial analysis of goodwill under SFAS 142 was not sufficiently robust to support our conclusions. We drew an inappropriate conclusion regarding the presentation of a non-cash related item of $15.3 million in the cash flow from operating activities of our consolidated statements of cash flows. In connection with the settlement of litigation after the end of a period but prior to filing financial statements with the SEC, we inappropriately concluded that aspects of the settlement should be recorded in a future period, as opposed to being accounted for as a subsequent event that should be reflected in the current period financial statements. As a result of the errant judgment, we understated our accounts payable at March 31, 2006 by $560,000 and overstated our income before income taxes for the quarter ended March 31, 2006 by $560,000.

We have not concluded that this material weakness was remediated at March 31, 2006. Existence of this material weakness or other material weaknesses in our internal control could result in a material misstatement of our financial condition, results of operations and cash flows. Whether or not a misstatement occurs, the existence of one or more material weaknesses could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our controls over financial reporting, which ultimately could negatively impact the market price of our shares.

Based on its assessment included in our Annual Report on Form 10-K for the year ended March 31, 2006, our management determined that our internal control over financial reporting was not effective as of March 31, 2006. Our management further determined that our disclosure controls and procedures were not effective as of March 31, 2006. For additional information on our internal control over financial reporting and our disclosure controls and procedures, see "Item 9A. Controls and Procedures" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

Our efforts to correct the deficiencies in our disclosure and internal controls have required, and will continue to require, the commitment of significant financial and managerial resources. In addition, we anticipate the costs associated with the testing and evaluation of our internal controls will be significant and material in fiscal 2007 and may continue to be material in future fiscal years as these controls are maintained and continually evaluated and tested.

We may not be successful in our acquisitions.

We have in the past made, and may in the future make, acquisitions of other companies and technologies. These acquisitions involve numerous risks, including:

- diversion of management's attention during the acquisition process;
- disruption of our ongoing business;
- the potential strain on our financial and managerial controls and reporting systems and procedures;
- unanticipated expenses and potential delays related to integration of an acquired business;
- the risk that we will be unable to develop or exploit acquired technologies;
- failure to successfully integrate the operations of an acquired company with our own;
- the challenges in achieving strategic objectives, cost savings and other benefits from acquisitions;
- the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;
- the risks of entering new markets in which we have limited experience;
- difficulties in expanding our information technology systems or integrating disparate information technology systems to accommodate the acquired businesses;
- failure to retain key personnel of the acquired business;
- the challenges inherent in managing an increased number of employees and facilities and the need to implement appropriate policies, benefits and compliance programs;
- customer dissatisfaction or performance problems with an acquired company's products or personnel;
- adverse effects on our relationships with suppliers;
- the reduction in financial stability associated with the incurrence of debt or the use of a substantial portion of our available cash;
- the costs associated with acquisitions, including in-process R&D charges and amortization expense related to intangible assets, and the integration of acquired operations; and
- assumption of known or unknown liabilities or other unanticipated events or circumstances.

We cannot assure you that we will be able to successfully acquire other businesses or product lines or integrate them into our operations without substantial expense, delay in implementation or other operational or financial problems.

As a result of an acquisition, our financial results may differ from the investment community's expectations in a given quarter. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows, or stock price could be negatively impacted.

We depend on external foundries to manufacture many of our products.

Of our revenues for fiscal 2006, 39% came from wafers manufactured for us by external foundries. Our dependence on external foundries may grow. We currently have arrangements with a number of wafer foundries, three of which produce the wafers for power semiconductors that we purchase from external foundries. Samsung Electronics' facility in Kiheung, South Korea is our principal external foundry.

Our relationships with our external foundries do not guarantee prices, delivery or lead times, or wafer or product quantities sufficient to satisfy current or expected demand. These foundries manufacture our products on a purchase order basis. We provide these foundries with rolling forecasts of our production requirements;

however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. At any given time, these foundries could choose to prioritize capacity for their own use or other customers or reduce or eliminate deliveries to us on short notice. If growth in demand for our products occurs, these foundries may be unable or unwilling to allocate additional capacity to our needs, thereby limiting our revenue growth. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity to satisfy our requirements. In addition, we cannot be certain that we will continue to do business with these or other foundries on terms as favorable as our current terms. If we are not able to obtain additional foundry capacity as required, our relationships with our customers could be harmed and our revenues could be reduced or their growth limited. Moreover, even if we are able to secure additional foundry capacity, we may be required, either contractually or as a practical business matter, to utilize all of that capacity or incur penalties or an adverse effect on the business relationship. The costs related to maintaining foundry capacity could be expensive and could harm our operating results. Other risks associated with our reliance on external foundries include:

- the lack of control over delivery schedules;
- the unavailability of, or delays in obtaining access to, key process technologies;
- limited control over quality assurance, manufacturing yields and production costs; and
- potential misappropriation of our intellectual property.

Our requirements typically represent a small portion of the total production of the external foundries that manufacture our wafers and products. We cannot be certain these external foundries will continue to devote resources to the production of our wafers and products or continue to advance the process design technologies on which the manufacturing of our products is based. These circumstances could harm our ability to deliver our products on time or increase our costs.

Our success depends on our ability to manufacture our products efficiently.

We manufacture our products in facilities that are owned and operated by us, as well as in external wafer foundries and independent subcontract assembly facilities. The fabrication of semiconductors is a highly complex and precise process, and a substantial percentage of wafers could be rejected or numerous die on each wafer could be nonfunctional as a result of, among other factors:

- contaminants in the manufacturing environment;
- defects in the masks used to print circuits on a wafer;
- manufacturing equipment failure; or
- wafer breakage.

For these and other reasons, we could experience a decrease in manufacturing yields. Additionally, if we increase our manufacturing output, we may also experience a decrease in manufacturing yields. As a result, we may not be able to cost effectively expand our production capacity in a timely manner.

Our markets are subject to technological change and our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- changing technologies;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and seriously impact our future revenues.

Products or technologies developed by others may render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies in our product markets would have a material adverse effect on our competitive position within the industry.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology. More specifically, we cannot assure you that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure you that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. We may also become subject to or initiate interference proceedings in the U.S. Patent and Trademark office, which can demand significant financial and management resources and could harm our financial results. Also, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Our revenues are dependent upon our products being designed into our customers' products.

Many of our products are incorporated into customers' products or systems at the design stage. The value of any design win largely depends upon the customer's decision to manufacture the designed product in production quantities, the commercial success of the customer's product and the extent to which the design of the customer's electronic system also accommodates incorporation of components manufactured by our competitors. In addition, our customers could subsequently redesign their products or systems so that they no longer require our products. The development of the next generation of products by our customers generally results in new design competitions for semiconductors, which may not result in design wins for us, potentially leading to reduced revenues and profitability. We may not achieve design wins or our design wins may not result in future revenues.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

The time from initiation of design to volume production of new semiconductors often takes 18 months or longer. We first work with customers to achieve a design win, which may take nine months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period that may last an additional nine months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenues, if any, from volume purchasing of our products by our customers.

Our backlog may not result in future revenues.

Customer orders typically can be cancelled or rescheduled without penalty to the customer. As a result, our backlog at any particular date is not necessarily indicative of actual revenues for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenues, could harm our results of operations.

The markets in which we participate are intensely competitive.

Certain of our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

- proper new product definition;
- product quality, reliability and performance;
- product features;
- price;
- timely delivery of products;
- breadth of product line;
- design and introduction of new products;
- market acceptance of our products and those of our customers; and
- technical support and service.

In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace our products or provide lower cost or higher performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

Our primary power semiconductor competitors include Fairchild Semiconductor, Fuji, Hitachi, Infineon, International Rectifier, Microsemi, Mitsubishi, On Semiconductor, Powerex, Renesas Technology, Semikron International, STMicroelectronics, Siemens and Toshiba. Our IC products compete principally with those of Agere Systems, Legerity, NEC and Silicon Labs. Our RF power semiconductor competitors include RF Micro Devices and RF Monolithics. Many of our competitors have greater financial, technical, marketing and management resources than we have. Some of these competitors may be able to sell their products at prices below which it would be profitable for us to sell our products or benefit from established customer relationships that provide them with a competitive advantage. We cannot assure you that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition.

We rely on our distributors and sales representatives to sell many of our products.

A substantial majority of our products are sold to distributors and through sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the semiconductor industry. We believe that our success will continue to depend upon these distributors and sales representatives. If any significant distributor or sales representative experiences financial difficulties, or otherwise becomes unable or unwilling to promote and sell our products, our business could be harmed.

Our future success depends on the continued service of management and key engineering personnel and our ability to identify, hire and retain additional personnel.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel, and, to a significant extent, upon the efforts and abilities of Nathan Zommer, Ph.D., our President and Chief Executive Officer, and other members of senior management. The loss of the services of one or more of our senior management or other key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants. There is intense competition for qualified employees in the semiconductor industry, particularly for highly skilled design, applications and test engineers. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified individuals who could leave us at any time in the future. If we grow, we expect increased demands on our resources, and growth would likely require the addition of new management and engineering staff as well as the development of additional expertise by existing management employees. If we lose the services of or fail to recruit key engineers or other technical and management personnel, our business could be harmed.

Growth and expansion place a significant strain on our resources, including our information systems and our employee base.

Presently, because of past acquisitions, we are operating a number of different information systems that are not integrated. In part because of this, we use spreadsheets, which are prepared by individuals rather than automated systems, in our accounting. Consequently, in our accounting, we perform many manual reconciliations and other manual steps, which result in a high risk of errors. Manual steps also increase the probability of control deficiencies and material weaknesses.

If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage and grow our business may be harmed. Our ability to successfully implement our goals and comply with regulations, including those adopted under the Sarbanes-Oxley Act of 2002, requires an effective planning and management system and process. We will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively in the future.

In improving our operational and financial systems, procedures and controls, we would expect to periodically implement new software and other systems that will affect our internal operations regionally or globally. The conversion process from one system to another is complex and could require, among other things, that data from the existing system be made compatible with the upgraded system. During any transition, we could experience errors, delays and other inefficiencies, which could adversely affect our business. Any delay in the implementation of, or disruption in the transition to, any new or enhanced systems, procedures or controls, could harm our ability to forecast sales demand, manage our supply chain, achieve accuracy in the conversion of electronic data and record and report financial and management information on a timely and accurate basis. In addition, as we add additional functionality, new problems could arise that we have not foreseen. Such problems could adversely impact our ability to do the following in a timely manner: provide quotes; take customer orders; ship products; provide services and support to our customers; bill and track our customers; fulfill contractual obligations; and otherwise run our business. Failure to properly or adequately address these issues could result in the diversion of management's attention and resources, impact our ability to manage our business and our results of operations, cash flows, and stock price could be negatively impacted.

Any future growth would also require us to successfully hire, train, motivate and manage new employees. In addition, continued growth and the evolution of our business plan may require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth and evolution of our current business.

Our stock price is volatile.

The market price of our common stock has fluctuated significantly to date. The future market price of our common stock may also fluctuate significantly in the event of:

- variations in our actual or expected quarterly operating results;
- announcements or introductions of new products;
- technological innovations by our competitors or development setbacks by us;
- conditions in the communications and semiconductor markets;

- the commencement or adverse outcome of litigation;
- changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;
- announcements of merger or acquisition transactions or a failure to achieve the expected benefits of an acquisition as rapidly or to the extent anticipated by financial analysts;
- terrorist attack or war;
- sales of our common stock by one or more members of management, including Nathan Zommer, Ph.D., our President and Chief Executive Officer; or
- general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, including semiconductor companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

Our dependence on independent subcontractors to assemble and test our products subject us to a number of risks, including an inadequate supply of products and higher materials costs.

We depend on independent subcontractors for the assembly and testing of our products. The majority of our products are assembled by independent subcontractors located outside of the United States. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of excess demand;
- difficulties selecting and integrating new subcontractors;
- limited or no warranties by subcontractors or other vendors on products supplied to us;
- potential increases in prices due to capacity shortages and other factors;
- potential misappropriation of our intellectual property; and
- economic or political instability in foreign countries.

These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

In addition, we use a limited number of subcontractors to assemble a significant portion of our products. If one or more of these subcontractors experiences financial, operational, production or quality assurance difficulties, we could experience a reduction or interruption in supply. Although we believe alternative subcontractors are available, our operating results could temporarily suffer until we engage one or more of those alternative subcontractors.

We depend on a limited number of suppliers for our wafers.

We purchase the bulk of our silicon wafers from three vendors with whom we do not have long-term supply agreements. Any of these suppliers could reduce or terminate our supply of wafers at any time. Our reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon wafers and reduced control over the price, timely delivery, reliability and quality of the silicon wafers. We cannot assure that problems will not occur in the future with suppliers.

Our ability to access capital markets could be limited.

From time to time we may need to access the capital markets to obtain long-term financing. Although we believe that we can continue to access the capital markets on acceptable terms and conditions, our flexibility with regard to long-term financing activity could be limited by our existing capital structure, our credit ratings, and the health of the semiconductor industry. In addition, many of the factors that affect our ability to access the capital markets, such as the liquidity of the overall capital markets and the current state of the economy, are outside of our control. There can be no assurance that we will continue to have access to the capital markets on favorable terms.

Geopolitical instability, war, terrorist attacks, terrorist threats, and government responses thereto, may negatively affect all aspects of our operations, revenues, costs and stock prices.

Any such event may disrupt our operations or those of our customers or suppliers. Our markets currently include South Korea, Taiwan and Israel, which are currently experiencing political instability. Additionally, our principal external foundry is located in South Korea.

Business interruptions may damage our facilities or those of our suppliers.

Our operations and those of our suppliers are vulnerable to interruption by fire, earthquake and other natural disasters, as well as power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan and do not have backup generators. Our facilities in California are located near major earthquake faults and have experienced earthquakes in the past. If any of these events occurs, our ability to conduct our operations could be seriously impaired, which could harm our business, financial condition and results of operations and cash flows. We cannot be sure that the insurance we maintain against general business interruptions will be adequate to cover all our losses.

We may be affected by environmental laws and regulations.

We are subject to a variety of laws, rules and regulations in the United States, England and Germany related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in our manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Our failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations.

Our tax liability has been in dispute from time to time.

From time to time, we have received notices of tax assessments from certain governments of countries in which we operate. These governments or other government entities may serve future notices of assessments on us and the amounts of these assessments or our failure to favorably resolve such assessments may have a material adverse effect on our financial condition or results of operations.

We face the risk of financial exposure to product liability claims alleging that the use of products that incorporate our semiconductors resulted in adverse effects.

Approximately 15% of our net revenues in fiscal 2006 were derived from sales of products used in medical devices such as defibrillators. Product liability risks may exist even for those medical devices that have received regulatory approval for commercial sale. We cannot be sure that the insurance that we maintain against product liability will be adequate to cover our losses. Any defects in our semiconductors used in these devices, or in any other product, could result in significant replacement, recall or product liability costs to us.

Nathan Zommer, Ph.D. owns a significant interest in our common stock.

Nathan Zommer, Ph.D., our President and Chief Executive Officer, beneficially owned, as of May 16, 2006, approximately 20% of the outstanding shares of our common stock. As a result, Dr. Zommer can exercise significant control over all matters requiring stockholder approval, including the election of the board of directors. His holdings could result in a delay of, or serve as a deterrent to, any change in control of IXYS, which may reduce the market price of our common stock.

Regulations may adversely affect our ability to sell our products.

Power semiconductors with operating voltages above 40 volts are subject to regulations intended to address the safety, reliability and quality of the products. These regulations relate to processes, design, materials and assembly. For example, in the United States, some high voltage products are required to pass Underwriters Laboratory recognition for voltage isolation and fire hazard tests. Sales of power semiconductors outside of the United States are subject to international regulatory requirements that vary from country to country. The process of obtaining and maintaining required regulatory clearances can be lengthy, expensive and uncertain. The time required to obtain approval for sale internationally may be longer than that required for U.S. approval, and the requirements may differ.

In addition, approximately 15% of our revenues in fiscal 2006 were derived from the sale of products included in medical devices that are subject to extensive regulation by numerous governmental authorities in the United States and internationally, including the U.S. Food and Drug Administration, or FDA. The FDA and certain foreign regulatory authorities impose numerous requirements for medical device manufacturers to meet, including adherence to Good Manufacturing Practices, or GMP, regulations and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. Our failure to comply with applicable regulatory requirements could prevent our products from being included in approved medical devices.

Our business could also be harmed by delays in receiving or the failure to receive required approvals or clearances, the loss of previously obtained approvals or clearances or the failure to comply with existing or future regulatory requirements.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction, without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for us to be acquired without the consent of our board of directors and management.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market under the symbol "SYXI." The following table presents, for the periods indicated, the high and low sale prices per share of our common stock as reported by the Nasdaq National Market:

	High	Low
Fiscal year ending March 31, 2006		
First Quarter	$14.96	$9.24
Second Quarter	$15.01	$9.46
Third Quarter	$12.74	$9.65
Fourth Quarter	$13.48	$8.75
Fiscal year ending March 31, 2005		
First Quarter	$10.81	$7.53
Second Quarter	$ 7.98	$6.11
Third Quarter	$10.61	$6.66
Fourth Quarter	$11.67	$9.19

The number of record holders of our common stock as of May 16, 2006 was 441. To date, we have not declared or paid cash dividends. We have no plans to do so.

SELECTED FINANCIAL DATA

The following selected consolidated financial information should be read in conjunction with our Consolidated Financial Statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report to Stockholders. The consolidated statements of operations data for the years ended March 31, 2006, 2005 and 2004 and the balance sheet data as of March 31, 2006 and 2005 are derived from our consolidated financial statements included elsewhere in this Annual Report to Stockholders. The statements of operations data for the years ended March 31, 2003 and 2002 and the balance sheet data as of March 31, 2004, 2003 and 2002 are derived from our consolidated financial statements that are not included in this Annual Report to Stockholders. Historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended March 31,				
	2006	2005	2004(1)	2003(2)	2002(3)
	(In thousands, except per share amounts)				
Statement of operations data:					
Net revenues	$251,487	$256,620	$187,442	$136,111	$82,821
Cost of goods sold	169,792	176,710	143,948	107,371	56,918
Gross profit	81,695	79,910	43,494	28,740	25,903
Operating expenses:					
Research, development and engineering	17,523	18,574	15,811	12,846	5,728
Selling, general and administrative	38,371	35,707	32,742	32,437	17,614
Restructuring charge	—	—	—	750	—
Litigation provision	42,810	—	—	—	—
Total operating expenses	98,704	54,281	48,553	46,033	23,342
Operating (loss) income	(17,009)	25,629	(5,059)	(17,293)	2,561
Other income (expense):					
Interest income, net	2,182	633	310	720	1,318
Other income (expense):	1,810	(481)	(1,324)	(1,288)	(757)
(Loss) income before income taxes	(13,017)	25,781	(6,073)	(17,861)	3,122
Benefit from (provision for) income tax	6,911	(9,539)	1,641	5,716	(1,184)
Net (loss) income	$ (6,106)	$ 16,242	$ (4,432)	$(12,145)	$ 1,938
Net (loss) income per share — basic	$ (0.18)	$ 0.49	(0.14)	$ (0.39)	$ 0.07
Weighted average shares used in per share calculation — basic	33,636	33,093	32,434	30,889	26,745
Net (loss) income per share — diluted	$ (0.18)	$ 0.46	(0.14)	$ (0.39)	$ 0.07
Weighted average shares used in per share calculation — diluted	33,636	35,085	32,434	30,889	29,004

	As of March 31,				
	2006	2005	2004(1)	2003(2)	2002(3)
			(In thousands)		
Selected operating data:					
Gross profit margin	32.5%	31.1%	23.2%	21.1%	31.3%
Depreciation and amortization	$ 8,543	$ 10,639	$ 11,186	$ 9,297	$ 5,835
Balance sheet data:					
Cash and cash equivalents	78,192	58,144	42,058	40,094	32,111
Working capital	118,815	124,063	96,246	95,425	81,399
Total assets	279,987	219,891	198,269	183,057	124,560
Total long-term obligations	28,023	16,796	15,120	14,966	12,261
Total stockholders' equity	159,973	165,277	145,531	138,809	95,219
Cash flow data:					
Cash provided by operating activities	31,143	23,730	5,679	2,404	2,151
Cash (used in) provided by investing activities	(23,264)	(4,966)	(1,929)	5,012	(11,594)
Cash provided by (used in) financing activities	13,722	(2,734)	(2,311)	(284)	(3,147)

(1) During fiscal 2004, we completed our acquisition of Microwave Technology, Inc.

(2) During fiscal 2003, we completed our acquisition of Clare, Inc.

(3) During fiscal 2002, we completed our acquisition of Westcode Semiconductors, Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements, which are subject to certain risks and uncertainties, including, without limitation, those described elsewhere in this Annual Report to Stockholders and, in particular, under the caption "Risk Factors." Actual results may differ materially from the results discussed in the forward-looking statements. For a discussion of risks that could affect future results, see "Risk Factors." All forward-looking statements included in this document are made as of the date hereof, based on the information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement.

Overview

We are a multi-market integrated semiconductor company. Our three principal product groups are: power semiconductors; integrated circuits; and systems and RF power semiconductors.

Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

We also design, manufacture and sell integrated circuits for a variety of applications. Our analog and mixed signal ICs are principally used in telecommunications applications. Our mixed signal application specific ICs, or ASICs, address the requirements of the medical imaging equipment and display markets. Our power management and control ICs are used in conjunction with our power semiconductors.

Our RF power semiconductors enable circuitry that amplifies or receives radio frequencies in wireless and other microwave communication applications, medical imaging applications and defense and space applications.

Over the past fiscal year, our revenues from the sales of semiconductors for the consumer products market have declined while our revenues from the sale of semiconductors for the medical electronics market have increased. Geographically, over the same period, our revenues in the United States increased because of increased sales into the medical electronics market, our revenues in Europe declined slightly in large part because of the appreciation of the dollar against the pound and the euro and, because of a decline in sales to the consumer product market, our revenues in Asia declined substantially in the first half of the year and then stabilized. Gross profit margins increased during the fiscal year as the mix of products shifted to higher margin product lines. Selling, general and administrative expenses increased in the fiscal year, in large part due to increasing costs of compliance with laws and regulations. Distribution revenue increased during the fiscal year as revenues shifted to applications that are traditionally bought through distributors, such as industrial and commercial applications, while our revenues from semiconductors for the consumer products market, which are typically purchased directly from us, declined. During the fiscal year, we increased inventory to become more responsive to customer demand for shorter lead times for the delivery of orders, in light of our customers' desire to manage their inventories on a "just-in-time" basis. With the shortening of order lead times, our visibility as to the timing of revenues and product mix has declined.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates the reasonableness of its estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require that we make significant judgments and estimates in preparing our consolidated financial statements.

Revenue recognition. We sell to distributors and original equipment manufacturers. Approximately 44% of our revenues in fiscal 2006, 36% of our revenues in fiscal 2005 and 37% of our revenues in fiscal 2004 were from distributors. We provide some of our distributors with the following programs: stock rotation and ship and debit. Ship and debit is a sales incentive program for products previously shipped to distributors. We recognize revenue from product sales upon shipment provided that we have received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Our shipping terms are generally FOB shipping point. Reserves for allowances are also recorded at the time of shipment. Our management must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Our management analyzes historical returns and ship and debit transactions, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. Different judgments or estimates would result in material differences in the amount and timing of our revenue for any period.

For our nonrecurring engineering, or NRE, related to engineering work performed by our Clare Micronix division to design chip prototypes that will later be used to produce required units, customers enter into arrangements with Clare Micronix to perform engineering work for a fixed fee. Clare Micronix records fixed-fee payments during the development phase from customers in accordance with Statement of Financial Accounting Standards No. 68, "Research and Development Arrangements". Amounts offset against research and development costs totaled approximately $363,000 in fiscal 2006, $161,000 in fiscal 2005, and $382,000 in fiscal 2004.

Allowance for sales returns. We maintain an allowance for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. If we were to make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different. Given that our revenues consist of a high volume of relatively similar products, to date our actual returns and allowances have not fluctuated significantly from period to period, and our returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations.

Allowance for stock rotation. We also provide "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales. In the fiscal years ended March 31, 2006, 2005, and 2004 approximately $962,000, $1.1 million, and $595,000, respectively, of products were returned to us under the program. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations. We establish the allowance based upon maximum allowable rotations, which is management's best estimate of future returns.

Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. This allowance is reported on the balance sheet as part of the accounts receivable allowance and is included on the statement of operations as part of selling, general and administrative expense. This allowance is based on historical losses and management's estimates of future losses.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. We have no obligation to accept this request. However, it is our historical practice to allow some companies to obtain pricing adjustments for inventory held. Our distributors had approximately $5.1 million in inventory of our products on hand at March 31, 2006. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. In accordance with Staff Accounting Bulletin No. 104 Topic 13, "Revenue Recognition," at the time we record sales to the distributors, we provide an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends we see in our direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. We receive periodic statements regarding our products held by our distributors. These procedures require the exercise of significant judgments. We believe that they enable us to make reliable estimates of future credits under the ship and debit program. Our actual results to date have approximated our estimates. At the time the distributor ships the part from stock, the distributor debits us for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, our estimates would be insufficient, which could significantly adversely affect results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to, and deductions from, our allowance for ship and debit during the three years ended March 31, 2006 (in thousands):

Balance March 31, 2003	$ 483
Additions	2,189
Deductions	(2,248)
Balance March 31, 2004	424
Additions	2,742
Deductions	(2,613)
Balance March 31, 2005	553
Additions	2,300
Deductions	(2,400)
Balance March 31, 2006	$ 453

Inventories. Inventories are recorded at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Consistent with Statement 3 of Accounting Research Bulletin 43, or ARB 43, our accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. In accordance with Statement 4 of ARB 43, as it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, our inventory is therefore valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production processes. We review our standard costs on an as-needed basis but in any event at least once a year, and update them as appropriate to approximate actual costs.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventories is dependent on our estimate of future demand as it relates to historical sales. If our projected demand is over-estimated, we may be required to reduce the valuation of our inventories below cost. We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. We perform an analysis of inventories and compare the sales for the preceding two years. To the extent we have inventory in excess of the greater of two years' historical sales, twice the most recent year's historical sales or backlog, we recognize a reserve for excess inventories. However, for new products, we do not consider whether there is excess inventory until we develop sufficient sales history or experience a significant change in expected product demand based on backlog. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

During the fourth quarter of fiscal 2004, we refined our calculation of excess inventory to examine excess inventory by individual part number. This resulted in $2.1 million write-down in fiscal 2004.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written down inventory below cost, we do not subsequently write it up. We do not physically segregate excess inventory and assign unique tracking numbers to it in our accounting systems. Consequently, we cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, we are unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on our gross profit margin.

The following table provides information on our excess inventory at cost (which has been fully reserved in our financial statements), including the sale of excess inventory valued at cost (in thousands):

Balance at March 31, 2003	$17,224
Sale of excess inventory	(2,624)
Scrap of excess inventory	(504)
Balance of excess inventory	14,096
Additional accrual of excess inventory	10,536
Balance at March 31, 2004	24,632
Sale of excess inventory	(3,685)
Scrap of excess inventory	(2,555)
Balance of excess inventory	18,392
Additional accrual of excess inventory	2,849
Balance at March 31, 2005	21,241
Sale of excess inventory	(1,991)
Scrap of excess inventory	(3,860)
Balance of excess inventory	15,390
Additional accrual of excess inventory	3,987
Balance at March 31, 2006	$19,377

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, we do not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 9,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because our products do not quickly become obsolete, we expect to hold excess inventory for potential future sale for years. Consequently, we have no set time line for the sale or scrapping of excess inventory.

In addition, in accordance with the guidance in Statements 6 and 7 of ARB 43, our inventory is also being written down to the lower of cost or market or net realizable value. We review our inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that our selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2006, our lower of cost or market reserve was $260,000.

Furthermore, we perform an annual inventory count and periodic cycle counts for specific parts that have a high turnover. We also periodically identify any inventory that is no longer usable and write it off as scrap.

Valuation of Goodwill and Intangible Assets. We value goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. (SFAS) 142, "Goodwill and Other Intangible Assets."

Goodwill. We regularly evaluate whether events and circumstances have occurred that indicate a possible impairment of goodwill and, in any event, we conduct such evaluation at least annually as of December 31. In determining whether there is an impairment of goodwill, we calculate the estimated implied fair value of our company by comparing the fair value of the reporting unit with its carrying amount, including goodwill. Then, if the carrying amount of the reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. We have two reporting units for which we have a balance in goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we report the excess as an impairment loss. We believe the methodology we use in testing impairment of goodwill provides us with a reasonable basis in determining whether an impairment charge should be taken. To date, our goodwill has not been considered to be impaired based on the results of our analysis.

For fiscal 2006, we reduced goodwill and intangible assets by $14.0 million and $1.3 million, respectively. The reduction resulted from valuation allowance releases on deferred tax assets, accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." This is discussed in Note 11, "Income Taxes" in the Notes to Consolidated Financial Statements.

Valuation of property, plant and equipment. We regularly evaluate the recoverability of our property, plant, equipment and intangible assets in accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position. Reviews are regularly performed to determine whether facts and circumstances exist indicating that the carrying amount of assets may not be recoverable or that the useful life is shorter than originally estimated. We assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives.

Legal contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position, results of operations or cash flows. We had reserves for litigation at March 31, 2006 of approximately $43.6 million related to our litigation with LoJack Corporation.

Income tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. A valuation allowance reduces our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will reduce goodwill, intangible assets or income tax expense. Significant management judgment is required in determining our provision for income taxes and potential tax exposures, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance, which could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the need for a related valuation allowance are monitored on an ongoing basis.

In the fourth quarter, based on available positive and negative evidence, management evaluated the valuation allowance established for certain deferred tax assets and released $42.3 million in accordance with SFAS 109, "Accounting for Income Taxes." This was reflected as a reduction in goodwill of $14.0 million, in intangibles of $1.3 million and in income tax expense of $27.0 million. The reduction in valuation allowance primarily relates to two factors. First, management assessed the release of valuation allowance placed on domestic net operating losses of $13.4 million to be appropriate. Based on our income over eight of the last ten years, we believe that we can generate adequate taxable income over the next seven years to utilize our net operating losses available during the period. Second, management concluded that $24.4 million in deferred tax assets, consisting of non-utilizable net operating losses due to the limitations under section 382 of the US tax code resulting from change in ownership, should be written off and the corresponding valuation allowance released. Further, we are in the process of implementing tax planning strategies in the form of migrating foreign intellectual property rights to lower tax jurisdictions. This may cause the effective tax rate in future years to fluctuate. In accordance to SFAS 5, "Accounting for Contingencies," we reassessed our tax contingency reserves at the end of the year and recorded the appropriate adjustments.

Defined benefit plans. We maintain pension plans covering certain of our employees in foreign locations. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increase for plan employees. Our assumptions are derived from actuarial projections and actual market data. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of our pension plans.

Recent Accounting Developments

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, "Share-Based Payment," which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. We will adopt SFAS No. 123R for the fiscal year beginning April 1, 2006. SFAS No. 123R offers alternative methods of adopting this standard. We plan to apply the modified prospective method of adoption of SFAS No. 123R, under which the effects of SFAS No. 123R will be reflected in our GAAP financial statement presentations for and after the first quarter of fiscal 2007, but will not be reflected in results for prior periods. We expect that this accounting will result in a charge to the income statement of around $2 million from fiscal 2007. However, we do not expect this accounting change to materially affect liquidity, as equity-based compensation is a non-cash expense. We accelerated the vesting of stock options in fiscal 2006, to avoid future accounting charges under SFAS No. 123R. The effect of expensing stock options on the results of operations and earnings per share using the Black-Scholes model is presented on a pro forma basis in the accompanying Note 2 to the Condensed Consolidated Financial Statements.

In March 2005, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 107, or SAB No. 107, "Share-Based Payment," which expresses views of the Staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. SAB No. 107 also provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. We will evaluate the requirements of SAB No. 107 in connection with our adoption of SFAS No. 123R.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for idle facility expense, double freight, rehandling costs, and excessive spoilage. ARB 43 previously stated that such costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they are "abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will adopt SFAS No. 151 for the fiscal year beginning April 1, 2006. We are currently considering but have not yet determined what impact the adoption of this standard will have on our financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 in the fiscal year beginning April 1, 2006.

Results of Operations

The following table sets forth selected consolidated statement of operations data for the fiscal years indicated and the percentage change in such data from year to year.

	Years Ended March 31,				
	2006	% Change	2005	% Change	2004
Net revenues	$251,487	(2.0)	$256,620	36.9	$187,442
Cost of goods sold	169,792	(3.9)	176,710	22.8	143,948
Gross profit	81,695	2.2	79,910	83.7	43,494
Operating expenses:					
Research, development and engineering	17,523	(5.7)	18,574	17.5	15,811
Selling, general and administrative	38,371	7.5	35,707	9.1	32,742
Litigation provision	42,810	nm	—	—	—
Total operating expenses	98,704	81.8	54,281	11.8	48,553

nm — not meaningful

The following table sets forth selected statement of operations data as a percentage of net revenues for the fiscal years indicated. These historical operating results may not be indicative of the results for any future period.

	Years Ending March 31,		
	2006 % of Net Revenues	2005 % of Net Revenues	2004 % of Net Revenues
Net revenues	100.0	100.0	100.0
Cost of goods sold	67.5	68.9	76.8
Gross profit	32.5	31.1	23.2
Operating expenses:			
Research, development and engineering	7.0	7.2	8.4
Selling, general and administrative	15.3	13.9	17.5
Litigation provision	17.0	—	—
Total operating expenses	39.3	21.1	25.9
Operating (loss) income	(6.8)	10.0	(2.7)
Other income (expense), net	1.6	—	(0.5)
(Loss) income before benefit from (provision for) income tax	(5.2)	10.0	(3.2)
Benefit from (provision for) income tax	2.7	(3.7)	0.9
Net (loss) income	(2.5)	6.3	(2.3)

Revenues.

The following table sets forth the revenues for each of our product groups for the three fiscal years ended March 31, 2006:

Revenues	Year Ended March 31, 2006 (000)	% Change from 2005 to 2006	2005 (000)	% Change from 2004 to 2005	2004 (000)
Power Semiconductors	$191,105	(2.1)	$195,148	40.1	$139,312
ICs	41,493	1.8	40,759	23.3	33,058
Systems and RF Power Semiconductors	18,889	(8.8)	20,713	37.4	15,072
Total	$251,487	(2.0)	$256,620	36.9	$187,442

The following tables set forth the units and average selling prices, or ASPs for fiscal 2006 and fiscal 2005:

Average Selling Price (ASPs)	Year Ended March 31, 2006	% Change from 2005 to 2006	2005
Power Semiconductors	$ 2.27	2.3	$ 2.22
ICs	$ 0.83	(4.6)	$ 0.87
Systems and RF Power Semiconductors	$12.94	(11.4)	$14.60

Units	Year Ended March 31, 2006 (000)	% Change from 2005 to 2006	2005 (000)
Power Semiconductors	84,117	(4.2)	87,846
ICs	49,970	6.2	47,054
Systems and RF Power Semiconductors	1,460	2.9	1,419
Total	135,547	(0.6)	136,319

The 2% decline in net revenues from fiscal 2005 to fiscal 2006 resulted primarily from a reduction in our revenues from the sales of systems and RF power semiconductors. Revenues in systems and RF power semiconductors declined by $1.8 million principally due to substantial price erosion in RF power semiconductors and the loss of a significant customer for RF power semiconductors. While our revenues from power semiconductors were largely unchanged from fiscal 2005 to fiscal 2006, the number of units sold declined. The decline in units was offset by an increase in ASPs in large part as the result of a shift in our product mix, as shipments of product for inclusion in plasma display panels declined while shipments for the medical electronics market increased. Integrated circuit revenues increased slightly as a consequence of an increase in unit shipments. The increase in unit shipments was partially offset by a decrease in ASPs caused by price erosion across the standard product line.

The 37% increase in net revenues from fiscal 2004 to fiscal 2005 reflected increased unit sales of power semiconductors, integrated circuits and systems and RF power semiconductors. The largest component of the increase in revenues was a $55.8 million increase in sales of power semiconductors. The increase in the power semiconductor group was due principally to an increase of $32.1 million in sales of semiconductors for the consumer products market, which also drove a shift in our product mix toward applications for the consumer products market. Revenues from the sale of integrated circuits increased in fiscal 2005 as compared to fiscal 2004 by $7.7 million as a result of a general strengthening in the IC business. The $5.6 million increase in systems and RF power semiconductor revenues was principally related to the Microwave Technology acquisition, which provided $4.5 million of the increase in revenues in part because it was owned for a full year during fiscal 2005, while only about seven months during fiscal 2004.

For fiscal 2006, sales to customers in the United States represented approximately 31.5% and sales to international customers represented approximately 68.5%, of our net revenues. Of our international sales in fiscal 2006, approximately 48.5% were derived from sales in Europe and the Middle East, approximately 44.2% were derived from sales in Asia and approximately 7.3% were derived from sales in Canada and the rest of the world. By comparison, for fiscal 2005, sales to customers in the United States represented approximately 28.2% and sales to international customers represented approximately 71.8%, of our net revenues. Of our international sales in fiscal 2005, approximately 46.3% were derived from sales in Europe and the Middle East, approximately 47.2% were derived from sales in Asia and approximately 6.5% were derived from sales in Canada and the rest of the world. In fiscal 2004, sales to customers in the United States represented approximately 33.1%, and sales to international customers represented approximately 66.9%, of our net revenues. Of our international sales in fiscal 2004, approximately 56.8% were derived from sales in Europe and the Middle East, approximately 33.9% were derived from sales in Asia and approximately 9.3% were derived from sales in Canada and the rest of the world. From fiscal 2005 to fiscal 2006, our revenues in the United States increased because of increased sales into the medical electronics market, our revenues in Europe declined slightly in large part because of the depreciation of the dollar against the pound sterling and the euro and, because of a decline in sales to the consumer products market, our revenues in Asia declined substantially in the first half of the year and then stabilized. From fiscal 2004 to 2005, our revenues increased in each region of the world, but on a percentage basis, shifted towards Asia because of a substantial increase in our revenues from the sale of semiconductors for the consumer products market.

None of our customers accounted for more than 10% of our net revenues in fiscal 2006 or fiscal 2004. In fiscal 2005, one customer, Samsung SDI Co., Ltd. accounted for more than 10% of our net revenues.

In each of the three fiscal years, our revenues were reduced by allowances for sales returns, stock rotations and ship and debit. See "Critical Accounting Policies and Significant Management Estimates" elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Gross Profit.

From fiscal 2005 to fiscal 2006, gross profit expressed in dollars increased by $1.8 million and gross profit margin increased from 31.1% to 32.5% primarily as the result of a shift in our product mix towards higher margin semiconductors for medical electronics and away from lower margin semiconductors for plasma display panels.

The $36.4 million increase in gross profit expressed in dollars from fiscal 2004 to fiscal 2005 is primarily the result of increased revenues and related improvements in economies of scale in production. Of the increase in gross profit, $8.3 million was caused by the increase in our sales to the consumer products market. The acquisition of Microwave Technology in September 2003 resulted in a $2.3 million increase in gross profit in fiscal 2005 as compared to fiscal 2004. Gross profit margin increased to 31.1% during fiscal 2005 as compared to 23.2% in fiscal 2004 principally because of reductions in the cost to manufacture our products related to increasing economies of scale, as well as a decrease from $10.5 million in fiscal 2004 to $2.8 million in fiscal 2005 in the additional provision for excess inventory, combined with an increase in the sales of excess inventory. The addition for the full period of higher margin RF power product lines from the Microwave Technology acquisition also favorably affected gross profit margin.

In each of the three years, our gross profit and gross profit margin were increased by the sale of excess inventory, which had previously been written down. See "Critical Accounting Policies and Significant Management Estimates — Inventories" elsewhere in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Research, Development and Engineering.

Research, development and engineering expenses typically consisted of internal engineering efforts for product development. From fiscal 2005 to fiscal 2006, research, development and engineering expenses decreased by $1.0 million and declined slightly from 7.2% to 7.0% as a percentage of revenues due to a substantial decline in our research, development and engineering expenses related to gallium arsenide products. From fiscal 2004 to fiscal 2005, research, development and engineering expenses increased by $2.8 million as a result of an increase in the number of projects underway, including projects for gallium arsenide devices and devices for the consumer products market, and Microwave Technology having been a part of our business for a full year, but declined as a percentage of revenues due to our revenue growth. Although research, development and engineering expenses may increase as we fund more development projects, we do not expect a material increase in such expenses when expressed as a percentage of revenues.

Selling, General and Administrative.

In fiscal 2006 as compared to fiscal 2005, selling, general and administrative expenses increased by $2.7 million and from 13.9% to 15.3% as a percentage of net revenues. The increases were principally the result of increased litigation expenses and increased professional and consulting expenses. Litigation expenses increased by $725,000 from fiscal 2005 to fiscal 2006 and professional and consulting expenses increased by $2.6 million. In fiscal 2005 as compared to fiscal 2004, the amount spent on selling, general and administrative expenses increased principally due to an increase of $2.0 million in professional and consulting fees for regulatory compliance. Selling, general and administrative expenses decreased as a percentage of revenues, mainly due to an increase in revenues plus our cost control efforts. While selling, general and administrative expenses may increase in future periods, we do not expect a material increase in such expenses when expressed as a percentage of revenue.

Litigation Provision.

For the year ended March 31, 2006, we recorded a litigation provision of $42.8 million, reflecting an estimate of the potential loss in the LoJack litigation. See Item 3 for a description of the current status of this litigation matter.

Other Income (Expense), Net.

Other income, net, including interest income, net, and changes in foreign currency transactions, in fiscal 2006 was $4.0 million, as compared to other income, net of $152,000 in fiscal 2005 and other expense, net of $1.0 million in fiscal 2004. Other income, net increased from fiscal 2005 to fiscal 2006 principally because of an increase in interest income, net and $510,000 for our share in equity income of an investment accounted for under the equity method. Other income (expense), net improved in fiscal 2005 as compared to fiscal 2004 because of decrease in foreign currency transaction losses and an increase in interest income, net.

Interest income, net was $2.2 million in fiscal 2006 as compared to $633,000 in fiscal 2005 and $310,000 in fiscal 2004. Interest income, net grew principally because of higher short-term interest rates and our increasing cash balances.

Benefit from (Provision for) Income Taxes.

In fiscal 2006, the benefit from income taxes reflected an effective tax rate of 53% as compared to a provision for income taxes reflecting an effective tax rate of (37%) in fiscal 2005 and a benefit from income taxes reflecting an effective tax rate of 27% in fiscal 2004. The fiscal 2006 rate, as compared to the fiscal 2005 rate, changed because of the release of valuation allowances booked against deferred tax assets for a benefit of 175%, the write-off of non-utilizable net operating losses for a provision of (175%) and the statutory tax benefit rate of 44% due to the loss for the year, as well as other tax benefits of 9%. Further, we are in the process of implementing tax planning strategies in the form of migrating foreign intellectual property rights to lower tax jurisdictions. This may cause future effective tax rates to fluctuate from year to year. The higher valuation allowance in fiscal 2005 as compared to fiscal 2004 was the principal cause of the change in the effective tax rate from year to year and was based on our assessment that a portion of our foreign net operating losses would not be realizable.

Liquidity and Capital Resources

As of March 31, 2006, cash and cash equivalents were $78.2 million as compared to $58.1 million, at March 31, 2005, and $42.1 million at March 31, 2004. The increase in cash and cash equivalents during fiscal 2006 and fiscal 2005 was primarily due to cash generated by operations and a loan of $12 million. Over the past three fiscal years, the cash generated by our operations has provided sufficient liquidity for our needs.

Net cash provided by operating activities in fiscal 2006 was $31.1 million as compared to $23.4 million in fiscal 2005 and $5.7 million in fiscal 2004. During fiscal 2006, the principal working capital use of cash was to fund inventories and accounts receivable. Our net inventory at March 31, 2006 increased from March 31, 2005 by 17.4%, principally to meet our customers' demand for shorter lead times. Accounts receivable increased from March 31, 2005 to March 31, 2006 by 3.3%. No one customer accounted for more than 10% of our receivables at March 31, 2006. Accrued expenses and other liabilities increased from March 31, 2005 to March 31, 2006 by 12.5% principally because of an increase in liabilities for income taxes. In addition, a charge of $42.8 million was recognized for the potential loss in the LoJack litigation. During fiscal 2005 and fiscal 2004, working capital was principally used to fund accounts receivable in connection with the growth in revenues.

We used $23.3 million in net cash for investing activities during fiscal 2006, as compared to $5.0 million used in investing activities in fiscal 2005 and $1.9 million used in investing activities in fiscal 2004. During fiscal 2006, we spent $21.1 million in capital expenditures, principally for the purchase of two buildings, as compared to $5.9 million in fiscal 2005 and $3.7 million in fiscal 2004. We expect capital expenditures during fiscal 2007 to be closer to the capital expenditures of fiscal 2005 than fiscal 2006. In all three fiscal years, our uses of cash for investing activities reflected principally the purchase of plant and equipment.

For fiscal 2006, net cash provided by financing activities was $13.7 million, as compared to net cash used in financing activities of $2.7 million in fiscal 2005 and $2.3 million in fiscal 2004. In fiscal 2006, our principal use of cash in financing activities was to purchase $2.9 million of our common stock. During fiscal 2006, the principal sources of cash were proceeds from loans, including proceeds from a €10 million loan, and from exercises of options. During fiscal 2005 and 2004, we used cash in financing activities principally to pay capital lease obligations. In addition, in fiscal 2005 we used $1.1 million to purchase our common stock and $800,000 to repay our note payable to the bank. In fiscal 2005, the principal sources of cash from financing activities were proceeds from the exercise of stock options and from the payment of notes receivable. In fiscal 2004, the principal sources of cash from financing activities were proceeds from the exercise of stock options and from purchases under the employee stock purchase plan.

Another potential source of liquidity is available borrowings under existing lines of credit. At March 31, 2006, we had available credit aggregating $922,000.

At March 31, 2006, our debt, consisting of capital lease obligations and loans payable, was $17.7 million, representing 22.6% of our cash and cash equivalents and 11.1% of our stockholders equity. Over the past three fiscal years, satisfying our payment obligations for debt has not materially affected our ability to fund our operating needs.

At March 31, 2006, we maintain two defined benefit pension plans: one for the United Kingdom employees and one for German employees. These plans cover most of the employees in the United Kingdom and Germany. Benefits are based on years of service and the employees' compensation. We deposit funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, trustees, and/or accrue for the unfunded portion of the obligations. See our Audited Consolidated Financial Statements, Note 10, "Pension Plans" of the Consolidated Financial Statements for a discussion of the investment return assumptions, the underlying estimates and the expected future cash flows associated with the pension plans.

As of March 31, 2006, we had $78.2 million in cash and cash equivalents. We believe that our cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash requirement for the next 12 months. Our liquidity could be negatively affected by decline in demand for our products, the need to invest in new product development, one or more acquisitions or the payment of damages and related interest and attorneys' fees, including the damages of at least $6.2 million awarded to International Rectifier and the potential loss of $43.6 million in the LoJack litigation. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

During fiscal 2006, we accelerated the vesting of the right to purchase 920,250 shares of our common stock pursuant to previously granted stock options. The accelerated options were at an average exercise price of $12.99 and had exercise prices in excess of our closing price on the date of the acceleration. The vesting was accelerated to avoid future accounting charges under SFAS No. 123R.

Disclosures about Contractual Obligations and Commercial Commitments

Details of our contractual obligations and commitments as of March 31, 2006 to make future payments under contracts are set forth below (in thousands):

	Payments Due by Period				
Contractual Obligations(1)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
Long term debt	$11,502	$ 816	$1,631	$1,610	$ 7,445
Capital Lease Obligations(2)	6,516	2,749	3,404	363	—
Operating Lease Obligations	10,762	1,500	2,492	1,474	5,296
Pension Obligations(3)	13,894	869	2,256	2,458	8,311
Inventory Purchase Obligations	18,853	18,853	—	—	—
Other Liabilities	194	194	—	—	—
Total	$61,721	$24,981	$9,783	$5,905	$21,052

(1) Amount accrued for LoJack litigation of $43.6 million has not been considered in this disclosure.

(2) Includes anticipated interest payments totalling $500,000.

(3) Pension obligations indicate the benefits estimated to be paid

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various risks, including fluctuations in interest and foreign currency rates. In normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risks, credit risks and legal risks that are not discussed or quantified in the following analyses.

We currently keep our funds in accounts and instruments that, for accounting purposes, are cash and cash equivalents and do not carry interest rate risk to the fair market value of principal. We may, in the future, choose to place our funds in investments in high quality debt securities, potentially consisting of debt instruments of the United States or state or local governments or investment grade corporate issuers. Investments in both fixed and floating rate securities have some degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by increases in interest rates. Floating rate securities may produce less income than anticipated if interest rates fall. As a result, changes in interest rates could cause us to incur losses in principal if we are forced to sell securities that have declined in market value or may result in lower than anticipated investment income. Should we establish one, our investment portfolio would be categorized as available-for-sale and accordingly presented at fair value on the balance sheet.

We intend to manage our exposure to interest rate, market and credit risk in any investment portfolio with investment policies and procedures that limit such things as term, credit rating and the amount of credit exposure to any one issue, issuer and type of instrument. We have not used derivative financial instruments in any investment portfolio.

We are also exposed to short-term fluctuations in interest rates as the accounts and instruments in which we invest our cash have variable interest rates. Although an increase in interest rates would have an adverse impact on our interest expense, our cash and cash equivalents greatly exceed the balances that we borrow through lines of credit and, if necessary to limit the burden of interest expense, we could reduce our borrowing.

The impact on the fair market value of our cash equivalents and our earnings from a hypothetical 100 basis point adverse change in interest rates as of the end of fiscal 2006 would have had the effect of increasing our net loss by an amount less than $1.0 million. As our cash and cash equivalents have historically been held in accounts and instruments where the principal is not subject to interest rate risk and our cash and cash equivalents greatly exceed our variable rate borrowings, this sensitivity analysis was accomplished by offsetting our variable rate borrowings against our cash and cash equivalents and then estimating the impact of a 100 basis point reduction in interest rates on such adjusted cash balances.

Revenues from our foreign subsidiaries were approximately 39.3% of total revenues in fiscal year 2006. These revenues come from our German and UK subsidiaries and are primarily denominated in Euros and British pounds, respectively. Our risk to European currencies is partially offset by the natural hedge of manufacturing and selling goods in local currency. Our foreign subsidiaries also incur most of their expenses in the local currency. Our principal foreign subsidiaries use their respective local currencies as their functional currency.

Although we have in the past entered into a limited number of foreign exchange forward contracts to help manage foreign currency exchange risk associated with certain of our operations, we do not generally hedge foreign currency exchange rates. The foreign exchange forward contracts we have entered into generally have original maturities ranging from one to three months. We do not enter into foreign exchange forward contracts for trading purposes. We do not expect gains or losses on these contracts to have a material impact on our financial results.

We have foreign currency rate risk and interest rate risk from a €10 million, or approximately $12 million, loan taken by IXYS Semiconductor GmbH, a German subsidiary of IXYS, from IKB Deutsche Industriebank for a term of 15 years. We borrowed these funds, to improve our liquidity in light of the funds spent to purchase the Clare and Micronix facilities.

The interest rate on the loan is determined by adding the then effective 3-month Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for the German subsidiary. During the first five years of the loan, if the Euribor rate exceeds 3.75%, the interest rate may not exceed 4.1%, and, if the Euribor rate falls below 2%, the interest rate may not be lower than 3%. Thereafter, the interest rate is recomputed annually. The interest rate at March 31, 2006 was 3.547%. See Note 2 to the Condensed Consolidated Financial Statements for further information regarding fair value.

Each fiscal quarter during the first five years of the loan, a principal payment of Euro 167,000, or about $200,000, and a payment of accrued interest will be required. Thereafter, the amount of the payment will be recomputed.

Financial covenants for a ratio of indebtedness to cash flow, a ratio of equity to total assets and a minimum stockholders' equity for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at the end of a fiscal quarter without penalty. The loan is partially collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany. At March 31, 2006, we were in compliance with the financial covenants of the loan documents.

A hypothetical 10% adverse change in the value of the Euro against the U.S. dollar and the British pound against the U.S. dollar would have had the effect of increasing our net loss as of the end of fiscal 2006 by approximately $1.5 million.

It is possible that our future financial results could be directly affected by changes in foreign currency exchange rates. We will continue to face foreign currency exchange risk in the future. Therefore, our financial results could be directly affected by weak economic conditions in foreign markets. In addition, a strengthening of the U.S. dollar, the Euro or the British pound could make our products less competitive in foreign markets.

Because of the operation of our principal foreign units in their own functional currencies, this sensitivity analysis was undertaken by examining the net income or loss of the foreign units incorporated into our statement of operations and testing the impact of the hypothetical change in exchange rates on such income or loss. The hypothetically derived net income or loss of the foreign units was then calculated with our statement of operations data to derive the hypothetical impact on our net income.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,
IXYS Corporation
Santa Clara, California

We have audited the accompanying consolidated balance sheets of IXYS Corporation as of March 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IXYS Corporation as of March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IXYS Corporation's internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 15, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

BDO Seidman, LLP

San Francisco, California
June 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of IXYS Corporation

In our opinion, the related consolidated statement of operations, of comprehensive income, of cash flows and of changes in stockholders' equity the year ended March 31, 2004 (appearing in this Form 10-K) present fairly, in all material respects, the consolidated results of operation of IXYS Corporation and its subsidiaries at March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, CA
May 18, 2004

IXYS CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2006	March 31, 2005
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 78,192	$ 58,144
Restricted cash	313	155
Accounts receivable, net of allowances of $2,609 in 2006 and $2,629 in 2005	42,774	41,388
Inventories	60,357	51,411
Prepaid expenses and other current assets	4,121	4,134
Deferred income taxes, net	25,049	6,649
Total current assets	210,806	161,881
Property, plant and equipment, net	40,049	27,814
Other assets	5,099	5,907
Deferred income taxes, net	16,552	2,787
Goodwill	7,481	21,502
Total assets	$279,987	$219,891
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of capitalized lease obligations	$ 2,255	$ 2,733
Current portion of loans payable	973	—
Accounts payable	20,259	12,962
Accrued expenses and other liabilities	24,889	22,123
Litigation reserve	43,615	—
Total current liabilities	91,991	37,818
Capitalized lease obligations, net of current portion	3,762	4,409
Long term loans, net of current portion	10,685	157
Pension liabilities	13,576	12,230
Total liabilities	120,014	54,614
Commitments and contingencies (Note 6)		
Stockholders' equity		
Preferred stock, $0.01 par value:		
Authorized: 5,000,000 shares; none issued and outstanding	—	—
Common stock, $0.01 par value:		
Authorized: 80,000,000 shares; 34,677,834 issued and 34,152,343 outstanding in 2006 and 33,586,446 issued and 33,359,444 outstanding in 2005	347	336
Additional paid-in capital	161,118	153,376
Treasury stock, at cost: 525,491 and 227,002 common shares in 2006 and 2005	(4,454)	(1,552)
Deferred compensation	—	(4)
Notes receivable from stockholders	(59)	(355)
(Accumulated deficit)/retained earnings	(614)	5,492
Accumulated other comprehensive income	3,635	7,984
Total stockholders' equity	159,973	165,277
Total liabilities and stockholders' equity	$279,987	$219,891

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Net revenues	$251,487	$256,620	$187,442
Cost of goods sold	169,792	176,710	143,948
Gross profit	81,695	79,910	43,494
Operating expenses:			
Research, development and engineering	17,523	18,574	15,811
Selling, general and administrative	38,371	35,707	32,742
Litigation provision	42,810	—	—
Total operating expenses	98,704	54,281	48,553
Operating (loss) income	(17,009)	25,629	(5,059)
Other income (expense):			
Interest income	2,504	1,341	615
Interest expense	(322)	(708)	(305)
Other income (expenses)	1,810	(481)	(1,324)
(Loss) income before income tax	(13,017)	25,781	(6,073)
Benefit from (provision for) income tax	6,911	(9,539)	1,641
Net (loss) income	$ (6,106)	$ 16,242	$ (4,432)
Net (loss) income per share — basic	$ (0.18)	$ 0.49	$ (0.14)
Weighted average shares used in per share calculation — basic	33,636	33,093	32,434
Net (loss) income per share — diluted	$ (0.18)	$ 0.46	$ (0.14)
Weighted average shares used in per share calculation — diluted	33,636	35,085	32,434

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,		
	2006	2005	2004
		(In thousands)	
Net (loss) income	$ (6,106)	$16,242	$(4,432)
Other comprehensive income (loss):			
Unrealized gain on available-for-sale investments securities, net of taxes, $0	327	—	—
Minimum pension liability, net of taxes, $646	(1,159)	—	—
Foreign currency translation adjustments	(3,517)	1,263	5,363
Comprehensive (loss) income	$(10,455)	$17,505	$ 931

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares	Amount	Additional Paid-In Capital	Treasury Shares	Treasury Amount	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Gain (Loss)	Total Stockholders' Equity
						(In thousands)				
Balances, March 31, 2003	31,957	$320	$144,835	95	$ (447)	$ (913)	$ (6,318)	$(26)	$1,358	$138,809
Exercise of stock options	233	2	841	—	—	—	—	—	—	843
Issuance of common stock under employee stock purchase plan	62	1	561	—	—	—	—	—	—	562
Issuance of common stock for the acquisition of Microwave Technology, Inc	767	8	4,348	—	—	—	—	—	—	4,356
Interest accrued on notes receivable	—	—	475	—	—	(475)	—	—	—	—
Deferred compensation	—	—	14	—	—	—	—	(14)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	30	—	30
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	5,363	5,363
Net loss	—	—	—	—	—	—	(4,432)	—	—	(4,432)
Balances, March 31, 2004	33,019	331	151,074	95	(447)	(1,388)	(10,750)	(10)	6,721	145,531
Exercise of stock options	480	4	1,509	—	—	—	—	—	—	1,513
Issuance of common stock under employee stock purchase plan	87	1	614	—	—	—	—	—	—	615
Interest accrued on notes receivable	—	—	60	—	—	(60)	—	—	—	—
Compensation expense on shareholder loans	—	—	119	—	—	—	—	—	—	119
Repayment of notes receivable	—	—	—	—	—	1,039	—	—	—	1,039
Interest forgiven on notes receivable	—	—	—	—	—	54	—	—	—	54
Amortization of deferred compensation	—	—	—	—	—	—	—	6	—	6
Repurchase of common stock	—	—	—	132	(1,105)	—	—	—	—	(1,105)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	1,263	1,263
Net income	—	—	—	—	—	—	16,242	—	—	16,242
Balances, March 31, 2005	33,586	$336	$153,376	227	$(1,552)	$ (355)	$ 5,492	$ (4)	$7,984	$165,277

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Shares	Amount	Additional Paid-In Capital	Treasury Shares	Treasury Amount	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Gain (Loss)	Total Stockholders' Equity
Balances, March 31, 2005	33,586	$336	$153,376	227	$(1,552)	$(355)	$ 5,492	$ (4)	$ 7,984	$165,277
Exercise of stock options	1,014	10	4,582	—	—	—	—	—	—	4,592
Issuance of common stock under employee stock purchase plan	78	1	687	—	—	—	—	—	—	688
Tax benefit on employee equity incentive plan			2,465							2,465
Purchase of treasury stock	—	—	—	298	(2,902)	—	—	—	—	(2,902)
Amortization of deferred compensation	—	—	—	—	—	—	—	4	—	4
Interest accrued on notes receivable	—	—	8	—	—	(8)	—	—	—	—
Repayment of note receivable	—	—	—	—	—	304	—	—	—	304
Unrealized gain on available-for-sale investments net of taxes	—	—	—	—	—	—	—	—	327	327
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(3,517)	(3,517)
Minimum pension liability, net of taxes	—	—	—	—	—	—	—	—	(1,159)	(1,159)
Net loss	—	—	—	—	—	—	(6,106)	—	—	(6,106)
Balances, Mar. 31, 2006	34,678	$347	$161,118	525	$(4,454)	$ (59)	$ (614)	$ —	$ 3,635	$159,973

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
	2006	2005	2004
	(In thousands)		
Cash flows from operating activities:			
Net (loss) income	$ (6,106)	$ 16,242	$ (4,432)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,543	10,639	11,186
Provision for receivables allowances	5,578	4,994	4,261
Movement in inventory reserves	6,434	2,917	2,057
Litigation provision	42,810	—	—
Foreign currency translation on intercompany transactions	194	1,399	670
Deferred income taxes	(14,426)	7,885	(4,424)
Tax benefit from employee equity incentive plans	2,465	—	—
Compensation expense for notes from stockholders	4	119	—
Interest forgiven on notes from stockholders	—	54	—
(Gain) loss on disposal of fixed assets	(2)	225	4
Changes in operating assets and liabilities:			
Accounts receivable & other receivable	(9,515)	(12,568)	(13,262)
Inventories	(17,078)	(5,286)	2,253
Prepaid expenses and other current assets	1,371	(2,134)	144
Other assets	826	(335)	(618)
Accounts payable	7,805	(2,702)	2,096
Accrued expenses and other liabilities	1,256	2,258	4,828
Pension liabilities	984	(337)	916
Net cash provided by operating activities	31,143	23,370	5,679
Cash flows from investing activities:			
Change in restricted cash	(159)	986	1,607
Purchase of investments	(2,081)	—	—
Purchases of plant and equipment	(21,121)	(5,952)	(3,679)
Proceeds from sale of fixed assets	97	—	—
Acquisition of Microwave Technology, Inc., net of cash acquired	—	—	143
Net cash used in investing activities	(23,264)	(4,966)	(1,929)
Cash flows from financing activities:			
Principal payments on capital lease obligations	(696)	(3,996)	(3,918)
Repayments of notes payable from bank	—	(800)	(10)
Proceeds from loans	12,344	—	—
Repayment of loans	(608)	—	—
Purchase of treasury stock	(2,902)	(1,105)	—
Proceeds from employee equity plans	5,280	2,128	1,405
Collection of notes from stockholders	304	1,039	212
Net cash provided by (used in) financing activities	13,722	(2,734)	(2,311)
Effect of foreign exchange rate fluctuations on cash and cash equivalents	(1,553)	416	525
Net increase in cash and cash equivalents	20,048	16,086	1,964
Cash and cash equivalents at beginning of the year	58,144	42,058	40,094
Cash and cash equivalents at end of the year	$ 78,192	$ 58,144	$ 42,058
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for interest	$ 322	$ 149	$ 138
Cash paid during the period for income taxes	$ 1,008	$ 721	$ 108
Supplemental Disclosure of Noncash Investing and Financing Activities			
Purchase of fixed assets under capital lease	$ 2,508	$ 264	$ 683
Common stock issued for Microwave Technology, Inc. net assets	$ —	$ —	$ 4,356

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Formation and Business of IXYS:

IXYS Corporation ("IXYS" or the "Company") designs, develops, manufactures and markets power semiconductors and digital and analog integrated circuits ("ICs"). Power semiconductors are used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies ("UPS") and switch mode power supplies ("SMPS")) and medical electronics. IXYS's power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. IXYS's target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on high power semiconductors. IXYS's power semiconductors include power metal oxide silicon field effect transistors ("Power MOSFETs"), insulated gate bipolar transistors ("IGBTs"), thyristors and rectifiers, including fast recovery epitaxial diodes ("FREDs"). IXYS's ICs include solid-state relays ("SSRs") for telecommunications applications and power management and control ICs, such as current regulators, motion controllers, digital power modulators and power MOSFET and IGBT drivers.

IXYS sells products in North America, Europe, and Asia through an organization that includes direct sales personnel, independent representatives and distributors. The Company is headquartered in Northern California with principal operations in California, Massachusetts, Germany and the United Kingdom. Each site has manufacturing, research and development and sales and distribution activities. The Company also makes use of subcontract manufacturers for fabrication of wafers and for assembly and test operations.

2. Summary of Significant Accounting Policies:

Principles of Consolidation:

The consolidated financial statements include the accounts of IXYS and its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from IXYS's estimates.

Revenue Recognition:

IXYS complies with the guidance summarized in Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition."

Revenue from power semiconductor and IC product sales is recognized upon shipment, provided that a signed purchase order has been received, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no remaining significant obligations. Reserves for sales returns and allowances, including allowances for so called "ship and debit" transactions, are recorded at the time of shipment, based on historical levels of returns and discounts, current economic trends and changes in customer demand. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival.

IXYS sells to distributors and original equipment manufacturers. Approximately 44% of the Company's revenues in fiscal 2006 were from distributors. IXYS provides its distributors with the following programs: stock rotation and ship and debit. Ship and debit is a form of price protection. IXYS recognizes revenue from product sales upon shipment provided that it has received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Reserves for allowances are also recorded at the time of shipment. The management of IXYS must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Management analyzes historical returns and ship and debit transactions, current economic trends and changes in customer demand and acceptance of the Company's products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. Material differences may result in the amount and timing of the Company's revenue for any period if management made different judgments or utilized different estimates.

Allowance for sales returns. IXYS maintains an allowance for sales returns for estimated product returns by its customers. The Company estimates its allowance for sales returns based on its historical return experience, current economic trends, changes in customer demand, known returns it has not received and other assumptions. If IXYS were to make different judgments or utilize different estimates, the amount and timing of its revenue could be materially different. Given that the Company's revenues consist of a high volume of relatively similar products, to date its actual returns and allowances have not fluctuated significantly from period to period, and its returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations.

Allowance for stock rotation. The Company also provides "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales. In the fiscal years ended March 31, 2006, 2005, and 2004 approximately $962,000, $1.1 million, and $595,000, respectively, of products were returned to IXYS under the program. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations. IXYS establishes the allowance based upon maximum allowable rotations, which is management's best estimate of future returns.

Trade accounts receivable and allowance for doubtful accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is IXYS's best estimate of the amount of probable credit losses in the existing accounts receivable. IXYS determines the allowance based on the aging of its accounts receivable, the financial condition of its customers and their payment history, its historical write-off experience and other assumptions. The allowance for doubtful accounts is reviewed quarterly. Past due balances and other specified accounts as necessary are reviewed individually. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a selling, general and administrative expense in the statement of operations. This allowance is based on historical losses and management's estimate of future losses.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. The Company has no obligation to accept this request. However, it is the Company's historical practice to allow some companies to obtain pricing adjustments for inventory held. IXYS's distributors had approximately $5.1 million in inventory of the Company's products on hand at March 31, 2006. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. In accordance with Staff Accounting Bulletin No. 104 Topic 13, "Revenue Recognition," at the time the Company records sales to the distributors, it provides an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends IXYS sees in its direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. The Company receives periodic statements regarding its products held by distributors. These procedures require the exercise of significant judgments. IXYS believes that they enable the Company to make reliable estimates of future credits under the ship and debit program. Actual results to date have approximated the estimates. At the time the distributor ships the part from stock, the distributor debits IXYS for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, estimates would be insufficient, which could significantly adversely affect results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to, and deductions from, the allowance for ship and debit during the three years ended March 31, 2006 (in thousands):

Balance March 31, 2003	$ 483
Additions	2,189
Deductions	(2,248)
Balance March 31, 2004	424
Additions	2,742
Deductions	(2,613)
Balance March 31, 2005	553
Additions	2,300
Deductions	(2,400)
Balance March 31, 2006	$ 453

For nonrecurring engineering, or NRE, related to engineering work performed by the Clare Micronix division to design chip prototypes that will later be used to produce required units, customers enter into arrangements with Clare Micronix to perform engineering work for a fixed fee. Clare Micronix records fixed-fee payments during the development phase from customers in accordance with Statement of Financial Accounting Standards No. 68, "Research and Development Arrangements." Amounts offset against research and development costs totaled approximately $363,000 in fiscal 2006, $161,000 in fiscal 2005, and $382,000 in fiscal 2004.

Foreign Currency Translation:

The local currency is considered to be the functional currency of IXYS's wholly owned international subsidiaries, IXYS Semiconductor GmbH ("IXYS GmbH"), IXYS Berlin GmbH ("IXYS Berlin") and Westcode Semiconductors Limited ("Westcode"). Accordingly, assets and liabilities are translated at the exchange rate in effect at year-end and revenues and expenses are translated at average rates during the year. Adjustments resulting from the translation of the accounts of IXYS GmbH, IXYS Berlin and Westcode into U.S. dollars are included in accumulated other comprehensive income, a separate component of stockholders' equity. The Company's Swiss subsidiary utilizes the US dollar as its functional currency. Foreign currency transaction gains and losses are included as a component of other income or expense.

Cash and Cash Equivalents:

IXYS considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents include investments in commercial paper and money market accounts at banks.

Inventories:

Inventories, consisting primarily of wafers, bipolar devices, transistors, diodes and integrated circuits, are recorded at the lower of a currently adjusted standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Consistent with Statement 3 of Accounting Research Bulletin 43, or ARB 43, the Company's accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. Shipping and handling costs, when incurred, are included in the cost of inventory and in the cost of goods sold. In accordance with Statement 4 of ARB 43, as it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, the Company's inventory is therefore valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production processes. IXYS reviews its standard costs on an as-needed basis but in any event at least once a year, and updates them as appropriate to approximate actual costs. Work in process and finished goods inventory are determined to be saleable based on a demand forecast within a specific time horizon, generally 12 to 24 months. Inventories in excess of saleable amounts are not valued.

The Company typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of its inventories is dependent on its estimate of future demand as it relates to historical sales. If the Company's projected demand is over-estimated, IXYS may be required to reduce the valuation of its inventories below cost. IXYS regularly reviews inventory quantities on hand and records an estimated provision for excess inventory based primarily on its historical sales. IXYS performs an analysis of inventories and compares the sales for the preceding two years. To the extent the Company has inventory in excess of the greater of two years' historical sales, twice the most recent year's historical sales or backlog, it recognizes a reserve for excess inventories. However, for new products, the Company does not consider whether there is excess inventory until it develops sufficient sales history or experiences a significant change in expected product demand, based on backlog. Actual demand and market conditions may be different from those projected by IXYS's management. This could have a material effect on the Company's operating results and financial position. If IXYS were to make different judgments or utilizes different estimates, the amount and timing of the write-down of inventories could be materially different.

In the fourth quarter of fiscal 2004, IXYS refined the calculation of excess inventory to examine excess inventory by individual part number. This resulted in an additional $2.1 million write-down in fiscal 2004.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once inventory is written down below cost, it is not written up. IXYS does not physically segregate excess inventory and assign unique tracking numbers to it in the Company's accounting systems. Consequently, IXYS cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, IXYS is unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on its gross profit margin.

The following table provides information on the Company's excess inventory at cost (which has been fully reserved in the Company's financial statements), including the sale of excess inventory valued at cost (in thousands):

Balance at March 31, 2003	$17,224
Sale of excess inventory	(2,624)
Scrap of excess inventory	(504)
Balance of excess inventory	14,096
Additional accrual of excess inventory	10,536
Balance at March 31, 2004	24,632
Sale of excess inventory	(3,685)
Scrap of excess inventory	(2,555)
Balance of excess inventory	18,392
Additional accrual of excess inventory	2,849
Balance at March 31, 2005	21,241
Sale of excess inventory	(1,991)
Scrap of excess inventory	(3,860)
Balance of excess inventory	15,390
Additional accrual of excess inventory	3,987
Balance at March 31, 2006	$19,377

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, the Company does not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 9,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because the products of the Company do not quickly become obsolete, IXYS expects to hold excess inventory for potential future sale for years. Consequently, IXYS has no set time line for the sale or scrapping of excess inventory.

In addition, in accordance with the guidance in Statements 6 and 7 of ARB 43, the inventory of the Company is also being written down to lower of cost or market or net realizable value. IXYS reviews its inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that the selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2006, the Company's lower of cost or market reserve was $260,000.

The Company periodically identifies any inventory that is no longer usable and writes it off.

Property, Plant and Equipment:

Property, plant and equipment, including equipment under capital leases, is stated at cost less accumulated depreciation. Equipment under capital lease is stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease. Depreciation is computed using the straight-line method over estimated useful lives of three to 13 years for equipment and 20 years for plant. Property is depreciated over 40 to 49 years. Upon disposal, the assets and related accumulated depreciation are removed from IXYS's accounts and the resulting gains or losses are reflected in the statements of operations. Repairs and maintenance costs are charged to expense. Depreciation of leasehold improvements is provided on the straight-line method over the shorter of the estimated useful life or the term of the lease.

As required by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," IXYS evaluates the recoverability of the carrying amount of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the forecasted undiscounted cash flows derived for the operation to which the assets relate are less than the carrying amount including associated intangible assets of the operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted expected cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which IXYS operates and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

On June 10, 2005, IXYS Semiconductor GmbH, a German subsidiary of IXYS, borrowed €10.0 million, or about $12 million, from IKB Deutsche Industriebank for a term of 15 years. The loan is partially collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany. Refer to Note 5 "Borrowing Arrangements" for more details.

Other Assets:

Other assets include marketable equity securities classified as available-for-sale and long term equity investment accounted under the equity method. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses on these investments are included as a separate component of stockholders' equity. Realized gains and losses and declines in value of these investments judged by management to be other than temporary, if any, are included in interest income and expense. The Company has a 45% equity interest in Powersem GmbH ("Powersem"), a semiconductor manufacturer based in Germany. This investment is accounted for using the equity method. The Company recognized its share of the income of Powersem, $510,000, during fiscal 2006 and no income was recognized in fiscal 2005 or 2004. See Note 9 for further details.

An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

Goodwill and Intangible Assets:

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. IXYS values goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The costs of acquired intangible assets are recorded at fair value at acquisition. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, normally three to six years, and evaluated for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill and intangible assets with indefinite lives are carried at fair value and reviewed at least annually for impairment as of December 31, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with SFAS No. 142. The Company has determined that it has two reporting units for which it has a balance in goodwill. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of the the reporting unit. There are two steps in the determination. The first step compares the carrying amount of the net assets to the fair value of the reporting unit. The second step, if necessary, recognizes an impairment loss to the extent the carrying amount of the reporting unit's net assets exceed the fair value of the reporting unit. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation is the implied fair value of the reporting units' goodwill. IXYS has not recorded an impairment of goodwill or intangible assets.

The Company reduced goodwill and intangible assets by $14.0 million and $1.3 million, respectively. The reductions resulted from valuation allowance releases on deferred tax assets, accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." This is discussed in Note 11 "Income Taxes" below. These deferred tax assets were from loss carry forwards of acquired entities. At March 31, 2006 the Company had goodwill of $7.5 million and intangible assets of $782,000. The Company made an adjustment of approximately $279,000 to goodwill in fiscal 2005 related to the acquisition of Microwave Technology

Foreign Exchange Contracts:

Although the majority of IXYS's transactions are in U.S. dollars, IXYS enters into currency forward contracts to manage foreign currency exchange risk associated with its operations. From time to time, IXYS purchases short-term, forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities and commitments for operating expenses denominated in foreign currencies. The purpose of entering into these hedge transactions is to minimize the impact of foreign currency fluctuations on the results of operations. The contracts generally have maturity dates that do not exceed three months. IXYS does not purchase short-term forward exchange contracts for trading purposes. The Company elected not to designate these forward exchange contracts as accounting hedges and any changes in fair value are marked to market and recorded in the results of operations in other income. IXYS did not enter into any foreign exchange contracts in the year ended March 31, 2006.

Defined Benefit Plans:

IXYS maintains pension plans covering certain of its employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increases for plan employees. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of the Company's pension plans.

Advertising:

IXYS expenses advertising as the costs are incurred. Advertising expense for the years ended March 31, 2006, 2005, and 2004 was $603,000, $451,000, and $408,000, respectively. Advertising expense is included in selling, general and administrative expense.

Research and Development:

Research and development costs are charged to operations as incurred.

Income Taxes:

IXYS's provision for income taxes is comprised of its current tax liability and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, IXYS considers estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which it operates. If IXYS determines that it will not realize all or a portion of its remaining deferred tax assets, it will increase its valuation allowance with a charge to income tax expense. Conversely, if IXYS determines that it will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released as either a credit to goodwill or non-current intangible assets or income tax expense. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or IXYS adjusts these estimates in future periods, IXYS may need to establish an additional valuation allowance that could materially impact its financial position and results of operations. IXYS's ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). Incorporated into the provisions, the Act includes a temporary incentive for U.S. corporations to repatriate accumulated income earned overseas. IXYS presently does not intend to repatriate any foreign income under the Act.

Other Income and Expense:

Other income and expense primarily consists of gains and losses on foreign currency transactions and interest income and expense, including our share of income under investments accounted for on equity method.

Indemnification:

The Company does not provide product guarantees or warranties. On occasion, the Company provides limited indemnification to customers against intellectual property infringement claims related to the Company's products. To date, the Company has not experienced significant activity or claims related to such indemnifications. The Company does provide in the normal course of business indemnification to its officers, directors and selected parties. The Company is unable to estimate any potential future liability, if any; therefore, no liability for these indemnification agreements has been recorded as of March 31, 2006 and 2005.

Legal Contingencies:

The Company is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. IXYS evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact the Company's financial position, results of operations or cash flows. Refer to the "Legal Proceedings" paragraph in Note 6 "Commitments and Contingencies."

Net Income (Loss) per Share:

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of options into common stock. The calculation of dilutive net income (loss) per share excludes potential shares if their effect is anti-dilutive; that is, when the exercise price of the option exceeds the market price. Potential shares consist of incremental common shares issuable upon the exercise of stock options.

Recent Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, "Share-Based Payment," which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, or APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123R will be effective for public companies as of the first fiscal year that begins after June 15, 2005. The Company will adopt SFAS No. 123R for the fiscal year beginning April 1, 2006. SFAS No. 123R offers alternative methods of adopting this standard. We plan to apply the modified prospective method of adoption of SFAS No. 123R, under which the effects of SFAS No. 123R will be reflected in our GAAP financial statement presentations for and after the first quarter of fiscal 2007, but will not be reflected in results for prior periods. The Company expects that this accounting will result in an additional charge to the income statement of around $2 million from fiscal 2007. However, the Company does not expect this accounting change to materially affect liquidity, as equity-based compensation is a non-cash expense. The Company accelerated the vesting of stock options in fiscal 2006, to avoid future accounting charges under SFAS No. 123R.The effect of expensing stock options on the results of current operations and earnings per share using the Black-Scholes model is presented on a pro forma basis in the accompanying Note 2 to the Condensed Consolidated Financial Statements.

In March 2005, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 107, or SAB No. 107, "Share-Based Payment," which expresses views of the Staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. SAB No. 107 also provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company will evaluate the requirements of SAB No. 107 in connection with the adoption of SFAS No. 123R.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for idle facility expense, double freight, rehandling costs, and excessive spoilage. ARB 43 previously stated that such costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they are "abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 2004. The provisions of this Statement should be applied prospectively. IXYS will adopt SFAS No. 151 for the fiscal year beginning April 1, 2006. The Company is currently considering but has not yet determined what impact the adoption of this standard will have on its financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 in the fiscal year beginning April 1, 2006.

Other Comprehensive Income:

Other Comprehensive income or loss represents foreign currency translation adjustments, unrealized gain or loss on equity investments classified as "available for sale" and the additional minimum liability recognized for the Company's pension obligation, net of tax.

Concentration and Business Risks:

Dependence on Third Parties for Wafer Fabrication and Assembly:

IXYS manufactures approximately 61% of its wafers, an integral component of its products, in its facilities in Germany, the UK, Massachusetts and California. IXYS relies on third party suppliers to provide the remaining 39%. The principal external foundry is Samsung Electronics' facility in Kiheung, South Korea. There can be no assurance that material disruptions in supply will not occur in the future. In such event, IXYS may have to identify and secure additional foundry capacity and may be unable to identify or secure sufficient foundry capacity to meet demand. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If IXYS were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, IXYS's business, financial condition and results of operations would be materially and adversely affected.

Dependence on Suppliers:

IXYS purchases silicon wafers from five vendors with whom IXYS does not have long-term supply agreements. Any of these suppliers could terminate their relationship with IXYS at any time. IXYS's reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon wafers and reduced control over the price, timely delivery, reliability and quality of the silicon wafers. There can be no assurance that problems will not occur in the future with suppliers.

Employees Covered by Collective Bargaining Arrangements:

Approximately 153 IXYS employees in the United Kingdom and 270 in Germany have their annual pay increases negotiated by a labor union.

Concentration of Credit Risk:

IXYS invests its excess cash primarily in short-term time deposit accounts with a major German bank and money market accounts with a U.S. bank. Additionally, IXYS invests in commercial paper with financial institutions that management believes to be creditworthy. These securities mature within ninety days or less and bear minimal credit risk. IXYS has not experienced any losses on such investments.

IXYS sells its products primarily to distributors and original equipment manufacturers. IXYS performs ongoing credit evaluations of its customers and generally does not require collateral. An allowance for potential credit losses is maintained by IXYS and such losses have not been material. See Note 13 for a discussion of revenues by geography.

During the years ended March 31, 2006 and March 31, 2004, no single end-user customer accounted for more than 10% of net revenues. In the year ended March 31, 2005, one customer represented 11.5% of net revenues. At March 31, 2006 and 2005, no customer accounted for greater than 10% of accounts receivable.

Financial instruments that potentially subject IXYS to credit risk comprise principally cash and cash equivalents and trade accounts receivable. IXYS invests its excess cash in accordance with its investment policy that has been approved by the Board of Directors and is reviewed periodically by management to minimize credit risk. The policy authorizes the investment of excess cash in government securities, tax exempt municipal securities, Eurodollar notes and bonds, time deposits, certificates of deposit, commercial paper rated Aa or better and other specific money market accounts and corporate instruments of similar liquidity and credit quality.

Fair Value of Financial Instruments:

Carrying amounts of certain of IXYS's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to IXYS for loans with similar terms, the carrying value of notes payable to banks, loans payable and notes receivable from stockholders approximate fair value.

Stock-Based Compensation Plans:

IXYS accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of IXYS's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. IXYS's policy is to grant options with an exercise price equal to the quoted market price of IXYS's stock on the grant date. Accordingly, no compensation has been recognized for its stock option plans. IXYS provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

Had compensation cost for its stock plans been determined based on the fair value at the grant date for awards in fiscal years 2006, 2005 and 2004 consistent with the provisions of SFAS No. 123, IXYS's net (loss) income and net (loss) income per share for fiscal years 2006, 2005 and 2004 would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended March 31,		
	2006	2005	2004
Net (loss) income	$ (6,106)	$16,242	$(4,432)
Less: Total stock-based compensation determined under fair value based methods for all awards to employees, net of tax	(4,235)	(1,870)	(2,580)
Pro forma net (loss) income	$(10,341)	$14,372	$(7,012)
As reported net (loss) income per share — basic	$ (0.18)	$ 0.49	$ (0.14)
Pro forma net (loss) income per share — basic	$ (0.31)	$ 0.43	$ (0.22)
As reported net (loss) income per share — diluted	$ (0.18)	$ 0.46	$ (0.14)
Pro forma net (loss) income per share — diluted	$ (0.31)	$ 0.41	$ (0.22)

The fair value of option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended March 31,		
	2006	2005	2004
Risk-free interest rate	3.76% to 4.08%	3.15% to 3.49%	1.72% to 3.22%
Expected term	4.0 years	4.0 years	4.0 years
Volatility	63%	64%	100%
Dividend yield	0%	0%	0%

3. Acquisitions

Microwave Technology, Inc.:

On September 5, 2003, IXYS completed its acquisition of 100% of the voting equity interests of Microwave Technology, Inc. ("MwT"), a manufacturer of discrete gallium arsenide field effect transistors ("FETs") based in the United States. The acquisition of MwT expanded the Company's line of radio frequency, or RF, products by adding MwT's gallium arsenide semiconductor products and increased IXYS's presence in RF power semiconductors. The acquisition was intended to allow the combined organization to be more competitive and to achieve greater financial strength, operational efficiencies, access to capital and growth potential than either company could separately achieve. These factors contributed to the purchase price in excess of the fair value of MwT's net tangible and intangible assets acquired, and, as a result, IXYS has recorded goodwill in connection with this transaction. The acquisition was a stock-for-stock exchange. As such, none of the goodwill is expected to be deductible for tax purposes. MwT has been included in the Company's statement of operations since September 5, 2003. In connection with the acquisition, approximately 767,000 shares of IXYS common stock and options exercisable for approximately 26,000 shares of IXYS common stock were issued. The total purchase price was as follows (in thousands):

Value of IXYS common stock issued	$4,189
Value of IXYS options issued	167
Direct merger cost	321
Total purchase price	$4,677

The fair value of IXYS's common stock issued was determined using an average of the closing sales prices of a share of the common stock on the Nasdaq National Market for the five trading days before and after the definitive agreement was signed. The fair value of the options assumed in the transaction was determined using the Black-Scholes option pricing model using an expected life of 2 years, risk-free rate of 2% and expected volatility of 66% and no expected dividend rate.

In fiscal 2004, IXYS allocated the purchase price to identifiable intangible assets, tangible assets, liabilities assumed and goodwill as follows (in thousands):

Fair value of tangible assets acquired:	
Current assets	$2,182
Deferred tax assets — short-term	559
Plant and equipment	91
	2,832

Annual Report

		Estimated Useful Lives
Amortizable intangible assets:		
Core technology	300	5 to 6 years
Existing technology	1,300	5 to 6 years
Contract and related customers' relationships	400	5 to 6 years
Tradename	200	5 to 6 years
Backlog	200	3 to 6 months
	2,400	
Total assets acquired	5,232	
Fair value of liabilities assumed	(2,415)	
Net assets acquired	2,817	
Goodwill	1,860	
Total purchase price	$ 4,677	

In fiscal 2006, the Company reduced goodwill and intangible assets by $2.1 million and $1.3 million, respectively. The reductions resulted from valuation allowance releases on deferred tax assets, accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The Company made an adjustment of approximately $279,000 to goodwill in fiscal 2005 related to the acquisition of Microwave Technology.

4. Balance Sheet Details:

Allowances Movement:

	Balance at Beginning of Year	Additions	Deductions	Translation Adjustments	Balance at End of Year
			(In thousands)		
Allowances for accounts receivable and for doubtful accounts					
Year ended March 31, 2006	$2,629	$5,578	$(5,536)	$(62)	$2,609
Year ended March 31, 2005	$2,654	$4,994	$(5,057)	$ 38	$2,629
Year ended March 31, 2004	$3,169	$4,261	$(4,849)	$ 73	$2,654

Inventories:

Inventories consist of the following (in thousands):

	March 31, 2006	March 31, 2005
Raw materials	$16,648	$13,386
Work in process	28,583	25,304
Finished goods	15,126	12,721
	$60,357	$51,411

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, Plant and Equipment:

Property, plant and equipment consists of the following (in thousands):

	March 31,	
	2006	2005
Property and plant (useful life of 20 to 49 years)	$ 21,520	$ 6,367
Equipment owned (useful life of 3 to 13 years)	57,182	55,300
Equipment capital leases (useful life of 3 to 13 years)	16,960	16,102
Leasehold improvements (useful life of up to 5 years)	1,003	2,954
	96,665	80,723
Accumulated depreciation — owned plant, equipment, and leasehold improvements	(45,758)	(43,804)
Accumulated amortization — capital leases	(10,858)	(9,105)
	$ 40,049	$ 27,814

Depreciation and amortization expense for fiscal years ended March 31, 2006, 2005 and 2004 amounted to $8.5 million, $10.6 million and $11.2 million, respectively.

IXYS leases certain equipment under capital lease arrangements expiring through fiscal year 2011 at interest rates of 5.0% to 13.7%.

Other Assets:

Other assets consist of the following (in thousands):

	March 31,	
	2006	2005
Investments held as "available for sale"	$2,423	$ 15
Long term equity investment	1,107	639
Intangible assets, net of accumulated amortization of $3.3 million	782	2,994
Loans to vendors and others	787	2,259
	$5,099	$5,907

Investments available for sale have been stated at their fair value as at March 31, 2006 and include an unrealized gain of $326,000 (net of taxes $0) for fiscal 2006 and unrealized gain of $0 for fiscal 2005 and 2004. Amortization of purchased intangible assets was approximately $959,000 in fiscal 2006. The amortization of intangible assets is expected to be $517,000, $235,000 and $30,000 in fiscal 2007, 2008 and 2009, respectively.

Accrued Expenses and Other Liabilities:

Accrued expenses and other liabilities consist of the following (in thousands):

	March 31,	
	2006	2005
Compensation and vacation	$ 5,433	$ 6,374
Legal, audit and tax preparation	611	2,449
Commission, royalties, deferred revenue and other	2,269	2,511
Income taxes	10,970	5,958
Uninvoiced goods and services	5,606	4,831
	$24,889	$22,123

5. Borrowing Arrangements:

On June 10, 2005, IXYS Semiconductor GmbH, a German subsidiary of IXYS, borrowed €10.0 million, or about $12 million, from IKB Deutsche Industriebank for a term of 15 years.

The interest rate on the loan is determined by adding the then effective three month Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for the German subsidiary. During the first five years of the loan, if the Euribor rate exceeds 3.75%, the interest rate may not exceed 4.1%, and, if the Euribor rate falls below 2%, the interest rate may not be lower than 3%. Thereafter, the interest rate is recomputed annually. The interest rate at March 31, 2006 was 3.547%.

Each fiscal quarter beginning September 2005, during the first five years of the loan, a principal payment of €167,000, or about $200,000, and a payment of accrued interest will be required. Thereafter, the amount of the payment will be recomputed.

Financial covenants for a ratio of indebtedness to cash flow, a ratio of equity to total assets and a minimum stockholders' equity for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at the end of a fiscal quarter without penalty. At March 31, 2006, the Company had complied with the financial covenants. The loan is partially collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany.

6. Commitments and Contingencies:

Commitments:

IXYS leases certain equipment under capital lease arrangements expiring through fiscal year 2011 at interest rates of 5.0% to 13.7%.

IXYS rents certain of its facilities under operating leases expiring through fiscal 2022.

Future minimum lease payments under capital and operating leases are (in thousands):

Fiscal Year Ending March 31,	Capital Leases	Operating Leases
2007	$ 2,749	$ 1,500
2008	1,997	1,298
2009	1,407	1,194
2010	352	740
2011	11	734
Thereafter	—	5,296
Total minimum payments	6,516	$10,762
Less: Interest	(499)	
	6,017	
Less: current portion	(2,255)	
	$ 3,762	

Rent expense for fiscal years ended March 31, 2006, 2005, and 2004 amounted to $1.5 million, $2.8 million and $2.6 million, respectively.

As of March 31, 2006 and 2005, IXYS had cash deposits with financial institutions of $313,000 and $155,000, respectively, which were restricted as to use and represent compensating balances for current or future discounted acceptances and letters of credit. These balances are included in restricted cash on the Company's balance sheets.

As of March 31, 2006, IXYS is committed to purchase approximately $18.9 million of inventory from suppliers of IXYS.

IXYS Corporation guarantees the $5.0 million line of credit issued by a German bank to IXYS Semiconductor GmbH to support a letter of credit facility. At March 31, 2006, there were approximately $4.5 million of open letters of credit to support inventory purchases.

Legal Proceedings:

IXYS currently is involved in a variety of legal matters that arise in the normal course of business. Were an unfavorable ruling to occur, there could be a material adverse impact on the Company's financial condition, results of operations and cash flows.

International Rectifier

On June 22, 2000, International Rectifier Corporation filed an action for patent infringement against IXYS in the United States District Court for the Central District of California, alleging that certain of IXYS's products sold in the United States infringe U.S. patents owned by International Rectifier. International Rectifier's complaint against IXYS contended that IXYS's alleged infringement of International Rectifier's patents had been and continued to be willful and deliberate. Subsequently, the U.S. District Court decided that certain of IXYS's power MOSFETs and IGBTs infringed certain claims of each of three International Rectifier U.S. patents.

In 2002, the U.S. District Court entered a permanent injunction barring IXYS from making, using, offering to sell or selling in, or importing into, the United States, MOSFETs (including IGBTs) covered by the subject patents and ruled that International Rectifier should be awarded damages of $9.1 million for IXYS's alleged infringement of International Rectifier's patents. In addition, the U.S. District Court ruled that IXYS had been guilty of willful infringement. Subsequently, the U.S. District Court increased the damages to a total of $27.2 million, plus attorney fees.

IXYS appealed and on March 19, 2004 the United States Court of Appeals for the Federal Circuit reversed or vacated all findings of patent infringement previously issued against IXYS by the U.S. District Court, and vacated the permanent injunction. On August 9, 2004, the Federal Circuit Court vacated the damages award. The case was remanded to the U.S. District Court for further proceedings. Trial commenced in the U.S. District Court on September 6, 2005. On September 15, 2005, the jury specifically found that IXYS was not guilty of willful infringement.

International Rectifier had accused IXYS of infringing its 4,959,699 ("699"), 5,008,725 ("725") and 5,130,767 ("767") patents. The claims of these patents fall into two groups. The jury ruled that one of the groups of claims was infringed by the doctrine of equivalents; however, the claims in this group are minor claims and are not expected to have a material financial impact on IXYS.

As to the other group of claims, the jury found that IXYS did not infringe the 725 and 767 patents, but did infringe the 699 patent by the doctrine of equivalents. If upheld on appeal, this finding would have a material financial impact on IXYS. However, the jury also made a specific finding that IXYS's devices do not infringe the 725 and 767 patents because they include an "annular source region," which we believe is inconsistent with the conclusion that the 699 patent is infringed. The U.S. District Court awarded International Rectifier $6.2 million as damages for the infringement plus 6.5% of revenues from infringing products after September 30, 2005. The U.S. District Court also issued a permanent injunction barring IXYS from selling or distributing the infringing products. The enforcement of the damages award and the injunction have been temporarily stayed by the Federal Circuit Court and IXYS has sought a permanent stay, the granting of which is uncertain. If the permanent stay is not granted, IXYS will have to either pay into escrow or bond the damages award and cease sale of the purportedly infringing products.

There can be no assurance of a favorable final outcome in the International Rectifier suit. In the event of an adverse outcome, damages or the injunction awarded by the U.S. District Court would be materially adverse to IXYS's financial condition, results of operations and cash flows. Management has not accrued any amounts for damages in the accompanying balance sheets for the International Rectifier matter described above based on its conclusion that it is less than probable that IXYS will lose on appeal.

LoJack

On April 10, 2003, LoJack Corporation ("LoJack") filed a suit against Clare, Inc., now a subsidiary of IXYS, in the Superior Court of Norfolk County, Massachusetts claiming breach of contract, unjust enrichment, breach of the implied covenant of good faith and fair dealing, failure to perform services and violation of a Massachusetts statute prohibiting unfair and deceptive acts and practices, all purportedly resulting from Clare's alleged breach of a contract to develop custom integrated circuits and a module assembly.

In its complaint, LoJack sought damages in an amount to be determined at trial, an $890,000 refund of payments it made under the contract, all work product resulting from any work prepared by Clare and its attorneys' fees in the suit. LoJack also sought to have its damages trebled under the Massachusetts statute.

Clare answered the complaint denying any liability and counterclaiming for breach of contract, unjust enrichment, breach of the implied covenant of good faith and fair dealing, violation of the Massachusetts statute, promissory estoppel and negligent misrepresentation. The trial commenced on January 30, 2006. On February 8, 2006, the jury awarded LoJack $36.7 million in damages.

Under Massachusetts law, a jury's award is increased for pre-judgment interest. The Court determined the method for calculating the pre-judgment interest and, at March 31, 2006, it was $6.2 million. In addition, the Court determined the attorneys' fees and costs payable by Clare to be $708,000. Post-judgment interest accrues on the total judgment, inclusive of the pre-judgment interest, attorneys' fees and costs, at the rate of 12% per annum simple interest.

Clare sought post-trial relief from the trial court and, if necessary, intends to file an appeal. The trial court has yet to rule on Clare's post-trial motions. The enforcement of the judgment will be stayed pending appeal without the necessity of filing any bond. Post-judgment proceedings and/or appeals may take from several months to one or more years to conclude. Payment of an award, if ever, will only occur at the conclusion of this process.

IXYS cannot predict the outcome of the litigation. An adverse outcome would be materially adverse to its financial condition, results of operations and cash flows. IXYS recorded an additional $42.8 million in litigation provision during the year ended March 31, 2006, which amount includes interest and attorneys' fees in addition to the jury's award. The $42.8 million provision was booked in the last two quarters of fiscal 2006. A charge of $51.5 million was recorded in the quarter ended December 31, 2005 and a credit adjustment of $8.7 million was recorded in the quarter ended March 31, 2006 based on the judgment entered by the Court. While the ultimate amount payable in the LoJack litigation may be less than the aggregate accrual of $43.6 million, there can be no assurance that this amount is sufficient for any actual losses that may be incurred as a result of this litigation.

7. Stockholders' Equity:

Stock Purchase and Stock Option Plans:

IXYS has the 1999 Equity Incentive Plan and the 1999 Non-Employee Directors' Equity Incentive Plan (the "Plans") under which stock options may be granted for not less than 85% of fair market value at the time of grant. The options, once granted, expire ten years from the date of grant. Options granted to employees under the 1999 Equity Incentive Plan typically vest over four years, the initial option grants under the 1999 Non-Employee Directors' Equity Incentive Plan vests over four years and subsequent annual grants vest over one year. The Board of Directors has the full power to determine the provisions of each option issued under the Plans. No options have been granted below fair market value.

Since inception, the cumulative amount authorized for the 1999 Equity Incentive Plan was approximately 9.6 million shares. The Plan has an evergreen feature that adds up to 1,000,000 shares to the total shares authorized each year at the discretion of the board. The 1999 Non-Employee Directors' Equity Incentive Plan had a total of 500,000 shares authorized at its inception date.

During the fiscal 2006, the Company awarded 10,000 shares to directors from the plans.

Stock option activity under the Plans is summarized below (in thousands, except share and per share data):

		Options Outstanding			
	Shares Available for Grant	Number of Shares	Exercise Price Per Share	Total	Weighted Average Exercise Price Per Share
Balances, March 31, 2003	2,701,792	4,985,011		$30,462	$ 6.11
Options assumed		25,741	$ 1.83-$ 3.66	$ 87	$ 3.38
New shares authorized	1,000,000				
Options granted	(746,000)	746,000	$ 6.75-$10.63	$ 6,313	$ 8.46
Options exercised		(232,862)	$ 1.02-$ 7.73	$ (843)	$ 3.62
Options cancelled	185,676	(185,676)	$ 3.63-$31.54	$(2,314)	$12.46
Options expired	27,650	(27,650)	$ 3.63-$29.50	$ (309)	$11.18

	Shares Available for Grant	Options Outstanding			Weighted Average Exercise Price Per Share
		Number of Shares	Exercise Price Per Share	Total	
Balances, March 31, 2004	3,169,118	5,310,564		$33,396	$ 6.29
New shares authorized	1,000,000				
Options granted	(453,000)	453,000	$ 6.65-$ 9.15	$ 3,687	$ 8.14
Options exercised		(480,751)	$ 1.69-$ 7.38	$(1,551)	$ 3.23
Options cancelled	61,640	(61,640)	$ 4.64-$31.54	$ (560)	$ 9.09
Options expired	20,100	(24,098)	$ 2.16-$19.00	$ (247)	$10.25
Balances, March 31, 2005	3,797,858	5,197,075		$34,725	$ 6.68
New shares authorized	1,000,000				
Options granted	(804,000)	804,000	$10.22-$15.81	$10,714	$13.33
Options exercised		(1,003,525)	$ 1.69-$13.73	$(4,592)	$ 4.58
Stock grants	(10,000)	—	—		
Options cancelled	74,424	(74,424)	$ 1.69-$36.24	$ (526)	$ 7.06
Options expired	78,634	(78,634)	$ 3.66-$32.30	$(1,140)	$14.50
Balances, March 31, 2006	4,136,916	4,844,492		$39,181	$ 8.09

The following table summarizes information about stock options outstanding at March 31, 2006:

Options Outstanding				Options Exercisable	
Exercise Price Per Share	Number of Shares	Weighted Average Contractual Life	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
$ 1.69- 2.34	718,283	3.5	$ 2.22	717,248	$ 2.22
$ 3.46- 4.88	893,651	4.0	$ 3.84	876,382	$ 3.82
$ 5.23- 7.79	1,226,075	6.6	$ 7.08	924,021	$ 7.10
$ 8.01-11.70	1,079,059	8.1	$ 9.41	783,584	$ 9.60
12.21-17.30	727,535	7.7	$14.33	727,535	$14.33
18.44-21.36	105,499	3.8	$19.18	105,499	$19.18
28.49-36.24	94,390	3.7	$30.40	94,390	$30.40
$ 1.69-36.24	4,844,492	6.0	$ 8.09	4,228,659	$ 8.12

The fair value of option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended March 31,		
	2006	2005	2004
Risk-free interest rate	3.76% to 4.08%	3.15% to 3.49%	1.72% to 3.22%
Expected term	4.0 years	4.0 years	4.0 years
Volatility	63%	64%	100%
Dividend yield	0%	0%	0%

No dividend yield is assumed as IXYS has never paid cash dividends and has no plans to do so.

The weighted average expected term was calculated based on the vesting period and the expected life of the grant using historic experience. The risk free interest rate was calculated based on rates prevailing during grant periods and the expected life of the options at the date of grants. The weighted average fair values of options granted to employees during the fiscal years ended March 31, 2006, 2005, and 2004 were $6.68, $3.81 and $8.46, respectively.

In November 1995, IXYS sold 6,750,395 shares of common stock to certain members of IXYS's management. The shares were purchased through recourse promissory notes at a purchase price of $0.11 per share. Interest was due on the notes at a rate of 5.79% per annum through September 15, 2000 and 6.25% per annum after that date, with the balance outstanding due in full September 2005. In September 2005, these notes were paid in full.

In August 2001, IXYS sold 8,250 shares of common stock to a director. The shares were purchased through a recourse promissory note at a purchase price of $3.625 per share. Interest is due on the note at a rate of 6.75% per annum, with the balance outstanding due in full in August 2006. At March 31, 2006, $59,000 was receivable on this note.

In May 1999, IXYS approved the 1999 Employee Stock Purchase Plan ("Purchase Plan") and reserved 500,000 shares of common stock for issuance under the Purchase Plan and terminated all prior Paradigm employee stock purchase plans. Under the Purchase Plan, substantially all employees may purchase the Company's common stock at a price equal to 85.0% of the lower of the fair market value at the beginning or the end of each specified six-month offering period. Stock purchases are limited to 15.0% of an employee's eligible compensation. During the year ended March 31, 2006, there were approximately 78,000 shares purchased under the Purchase Plan, leaving 150,000 shares available for purchase under the plan in the future.

The fair value for the purchase rights issued under the Purchase Plan was determined using the Black-Scholes valuation model with the following weighted average assumptions:

	Year Ended March 31,		
	2006	2005	2004
Risk-free interest rate	2.42	1.28%	1.02%
Expected life	0.8 years	0.5 years	0.5 years
Volatility	57%	57%	100%
Dividend yield	0%	0%	0%

The weighted average fair value per share of those purchase rights granted in 2006, 2005 and 2004 was $3.59, $2.66, and $6.16, respectively.

During fiscal 2006, IXYS accelerated the vesting of the right to purchase 920,250 shares of its common stock pursuant to previously granted stock options. The accelerated options were at an average exercise price of $12.99 and the exercise prices were excess of the closing price on the date of the acceleration. The vesting was accelerated to avoid future accounting charges under SFAS No. 123R.

8. Employee Savings and Retirement Plan:

IXYS has a 401(k) plan, known as the "IXYS Corporation and Subsidiary Employee Savings and Retirement Plan." Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to 20% of yearly compensation and IXYS may make matching contributions as determined by the Board of Directors in a resolution on or before the end of the fiscal year. Employees are 100% vested immediately in any contributions by IXYS. For the years ended March 31, 2006, 2005 and 2004, IXYS contributed $396,000, $407,000, and $378,000, respectively.

9. Related Party Transactions:

IXYS owns 45% of the outstanding equity of Powersem, a module manufacturer based in Germany. The investment is accounted for using the equity method. In fiscal 2006 and 2005, IXYS recorded revenues of

$1.5 million and $1.5 million, respectively, from sales of products to Powersem for use as components in their products. In fiscal 2006 and 2005, IXYS purchased $3.1 million and $3.2 million, respectively, from Powersem. At March 31, 2006 and 2005, the accounts receivable balance from IXYS's sales to Powersem was $143,000 and $117,000, respectively. The accounts payable of IXYS to Powersem, as of March 31, 2006 and 2005, was $129,000 and $133,000, respectively. IXYS loaned Powersem $30,000, interest free in fiscal 2003. The loan was repaid in full on April 12, 2006.

ABB Ltd. was a principal stockholder of IXYS until December 2004. In fiscal years 2005 and 2004, IXYS generated revenues of $3.6 million and $2.7 million, respectively, from sales of products to ABB and ABB affiliates for use as components in their products. At March 31, 2005 and 2004, the accounts receivable balances from these sales were $535,000 and $704,000, respectively. ABB was not a related party during fiscal 2006.

Omni Microelectronics, a sales representative company majority owned by S. Joon Lee, was paid sales commissions by Samsung Electronics on $37.1 million and $39.8 million received by Samsung Electronics from the Company in respect of fiscal 2006 and fiscal 2005. Samsung Electronics serves as a wafer foundry for the Company. Mr. Lee is a director of the Company.

10. Pension Plans:

IXYS maintains two defined benefit pension plans: one for the United Kingdom employees and one for German employees. These plans cover most of the employees in the United Kingdom and Germany. Benefits are based on years of service and the employees' compensation. The Company deposits funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, trustees, and/or accrues for the unfunded portion of the obligations. The measurement date for the projected benefit obligations and the plan assets is March 31, 2006.

Net Period Pension Cost:

The net periodic pension expense includes the following components:

	Year Ended March 31,		
	2006	2005	2004
	(In thousands)		
Service cost	$ 837	$ 878	$ 750
Interest cost on projected benefit obligation	1,667	1,713	1,397
Expected return on plan assets	(1,189)	(1,166)	(762)
Recognized actuarial loss	54	118	181
Net periodic pension expense	$ 1,369	$ 1,543	$1,566

Funded Status:

	Year Ended March 31,	
	2006	2005
	(In thousands)	
Change in benefit obligation		
Projected benefit obligation at the beginning of the year	$33,774	$30,499
Service cost	837	878
Interest cost	1,667	1,713
Plan participants contribution	173	195
Actuarial (gain) loss	3,453	(96)
Benefits paid	(835)	(976)
Foreign currency adjustment	(2,125)	1,561
Projected benefit obligation at the end of the year	$36,944	$33,774

	Year Ended March 31,	
	2006	2005
	(In thousands)	
Change in plan assets		
Fair value of plan assets at the beginning of the year	$18,035	$13,452
Actual return on plan assets	4,134	1,553
Employer contribution	1,187	1,152
Plan participant contribution	173	195
Benefits paid	(440)	(668)
Foreign currency adjustment	(1,346)	2,351
Fair value of plan assets at the end of the year	$21,743	$18,035

	Year Ended March 31,	
	2006	2005
	(In thousands)	
Funded status of plan		
Plan obligations in excess of plan assets	(15,201)	(15,739)
Unrecognized actuarial loss	3,430	3,128
Net loss	—	381
Accrued benefit	(11,771)	(12,230)
Additional minimum pension liability	(1,805)	—
Pension liability	(13,576)	(12,230)
Other comprehensive income, net of taxes $0.6 million	1,159	—

	Year Ended March 31,	
	2006	2005
Assumptions		
Discount rate	4.25-5.0%	5.50%
Expected long-term rate of return on assets	3.9-6.8%	4.0-7.0%
Salary scale	1.0-4.0%	1.0-4.4%

Approximately 69% of the accrued pension liability relates to the German plan and 31% to the United Kingdom plan. The total accumulated benefit obligation at March 31, 2006 was approximately $35.3 million. The Company and its advisors expect a change in the life expectancy assumptions for fiscal 2007. A reasonable portion of the expected change has been considered in the determination of the pension obligation in fiscal 2006 as additional minimum liability.

The investment policies and strategies for the assets of the plans are determined by the respective plan's trustees in consultation with independent investment consultants and the employer. The Company's practice is to fund these plans in amounts at least sufficient to meet the minimum requirements of local laws and regulations. The trustees are aware that the nature of the liabilities of the plans will evolve as the age profile and life expectancy of the membership changes. These changing liability profiles lead to consultations about the appropriate balance of investment assets to be used by the plans (equity, debt, other), as well as timescales within which required adjustments should be implemented. The plan assets in the United Kingdom are held in pooled investment funds operated by Fidelity Investments. The plan assets in Germany are held by a separate legal entity. The plan assets do not include securities of the Company. There is an intermediate objective to increase the debt proportion of the assets to approximately 25% of assets by 2007 by investing new contributions in debt and by reducing equity investments.

The long-term expected rate of return is a weighted average of the returns expected for the underlying broad asset classes. The expected returns for each asset class take into account the market conditions on March 31, 2006 and past performance of the asset classes generally.

IXYS expects to make contributions to the plans of approximately $957,000 in the fiscal year ending March 31, 2007. This contribution is primarily contractual. The allocation of the assets of the plans at the measurement dates was approximately (in thousands):

	Year Ended March 31,	
	2006	2005
	(In thousands)	
Equity securities	$17,796	$14,348
Debt securities	3,169	3,053
Other	778	634
	$21,743	$18,035

IXYS expects to pay benefits in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter of approximately (in thousands):

	Benefit Payments
Year ended March 31, 2007	$ 869
Year ended March 31, 2008	1,146
Year ended March 31, 2009	1,110
Year ended March 31, 2010	1,181
Year ended March 31, 2011	1,277
Five fiscal years ended March 31, 2016	8,311
Total benefit payments for the ten fiscal years ended March 31, 2016	$13,894

11. Income Taxes:

Income (loss) before income tax provision (benefit) consists of the following (in thousands):

	Year Ended March 31,		
	2006	2005	2004
Domestic	$(29,608)	$14,829	$(10,810)
International	$ 16,591	$10,952	$ 4,737
	$(13,017)	$25,781	$ (6,073)

IXYS's provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2006	2005	2004
Current:			
Federal	$ 2,995	$(1,121)	$(1,653)
State	$ 47	$ 429	$ 25
Foreign	$ 4,473	$ 2,346	$ 961
	$ 7,515	$ 1,654	$ (667)
Deferred:			
Federal	$(13,018)	$ 4,735	$(1,740)
State	$ (1,168)	$ (36)	$ 98
Foreign	$ (240)	$ 3,186	$ 668
	$(14,426)	$ 7,885	$ (974)
Total income tax provision (benefit)	$ (6,911)	$ 9,539	$(1,641)

The reconciliation of IXYS's effective tax rate differs to the U.S. statutory federal income tax rate is as follows:

	Year Ended March 31,		
	2006	2005	2004
Statutory federal income tax (benefit) rate	(35)%	35%	(35)%
State taxes, net of federal tax benefit	(9)	1	2
Foreign earnings taxed at different rates	5	(3)	6
Swiss benefit	(6)	—	—
ETI & Section 199 deduction	(2)	—	—
Credits	(4)	(3)	—
Valuation allowance	(3)	12	—
Permanent items	(8)	—	—
Tax reserves	20	—	—
True up for prior periods	(10)	—	—
Other	(1)	(5)	—
Effective tax (benefit) rate	(53)%	37%	(27)%

The significant components of net deferred income tax assets are as follows (in thousands):

	March 31, 2006	March 31, 2005
Deferred tax assets:		
Reserves	$ 6,012	$ 6,765
Other liabilities and accruals	19,279	2,882
Total short-term deferred tax assets	25,291	9,647
Depreciable assets	506	391
Net operating loss carryforward	24,390	50,621
Credits carryforward	2,441	2,316
Intangibles arising from acquisitions	(1,644)	(1,869)
Net deferred tax asset	$50,984	$61,106
Less: Valuation allowance	(9,383)	(51,670)
	$41,601	$ 9,436

IXYS accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company's management evaluates the recoverability of these net deferred tax assets in accordance with SFAS No. 109. As IXYS generates future taxable income or concludes that sufficient taxable income is reasonably assured based on profitable operations in the appropriate tax jurisdictions where these tax attributes may be applied, some portion or all of the valuation allowance will be reversed and a corresponding reduction in goodwill, non-current intangible assets or income tax expense will be reported in such period. The Company's ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are being monitored on an ongoing basis. During the fourth quarter, IXYS recorded certain tax adjustments on deferred tax assets relating to non-utilizable and expiring net operating losses and tax credits, valuation allowance, tax contingency reserves and other temporary items. The impacts of these adjustments are discussed further in this note. At March 31, 2006, IXYS assessed its ability to utilize net operating losses based on positive and negative evidence and correspondingly released valuation allowance for $13.4 million against net operating losses that the Company estimates to be utilizable.

At March 31, 2006, IXYS had federal net operating loss carryforwards of approximately $60.4 million, of which $48.9 million are subject to the limitations under section 382 of the US tax code resulting from change in ownership. IXYS had net operating loss carryforwards for foreign income tax purposes of approximately $3.2 million. These carryforwards will expire, if not utilized, from fiscal 2007 to 2024 for federal purposes. The Company's U.S. federal research and development tax credit carryforwards for income tax purposes are approximately $1.4 million. If not utilized, the federal tax credit carryforwards will expire from fiscal 2007 to 2021. Approximately, $10.2 million of the federal net operating loss carryforwards represent the stock option deduction arising from activity under the Company's stock option plan. The tax benefit for this deduction is recorded as an increase in additional paid in capital.

During fiscal 2006, the Company's valuation allowance decreased by $42.3 million from $51.7 million as of March 31, 2005 to $9.4 million as on March 31, 2006. This was reflected as a reduction in goodwill of $14.0 million, in intangibles of $1.3 million and in income tax expense of $27.0 million. The change in valuation allowance from fiscal 2005 to fiscal 2006 primarily relates to two factors. First, management assessed the release of valuation allowance placed on domestic net operating losses of $13.4 million to be appropriate due to profitable operations. Based on the Company's income over eight of the last ten years, the Company believes that it can generate adequate taxable income over the next seven years to utilize its net operating losses available during the period. Second, management concluded that $24.4 million in deferred tax assets, consisting of non-utilizable net operating losses due to the limitations under section 382 of the US tax code resulting from change in ownership, should be written off and the corresponding valuation allowance released.

IXYS's deferred tax assets have been increased by the tax benefits associated with litigation. These benefits, credited directly to income tax expense, amounted to $17.0 million. There was a corresponding increase to deferred tax asset in fiscal 2006. IXYS evaluates the need for tax contingency reserves at the end of each financial statement reporting period. During the current period, the Company adjusted its tax contingency reserves to $4.4 million related to various tax jurisdictions. IXYS is in the process of implementing tax planning strategies in the form of migrating foreign intellectual property rights to lower tax jurisdictions. This may cause future effective tax rate to fluctuate from year to year. IXYS's Swiss subsidiary has a tax holiday which expires in 2010. The tax holiday reduced income tax expense by approximately $0.8 million in fiscal 2006 and $0.9 million in fiscal 2005.

IXYS has made no provision for U.S. income taxes on undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently reinvest such earnings in its foreign subsidiaries. If such earnings were distributed, IXYS would be subject to additional U.S. income tax expense. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable. The deferred tax assets of $41.6 million primarily consist of current tax assets from timing differences between U.S. accounting guidelines and tax laws that more likely than not will be utilized within the next reporting periods, net operating losses carryforwards and tax credits carryforwards.

Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards and tax credit carryforwards may be impaired or limited in certain circumstances. Events that may restrict utilization of a company's net operating loss and credit carryforwards include, but are not limited to, certain ownership change limitations and continuity of business requirements as defined in Internal Revenue Code Section 382 and similar state provisions. In the event IXYS has had a change of ownership, defined as a cumulative ownership change of more than 50% over a three-year period, utilization of carryforwards could be restricted to an annual limitation. The annual limitation may result in the expiration of net operating loss carryforwards and credit carryforwards before utilization.

12. Computation of Net (Loss) Income per Share:

Basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):

	Year Ended March 31,		
	2006	2005	2004
Basic:			
Weighted-average shares	33,636	33,093	32,434
Net (loss) income	$(6,106)	$16,242	$(4,432)
Net (loss) income per share	$ (0.18)	$ 0.49	$ (0.14)

	Year Ended March 31,		
	2006	2005	2004
Diluted:			
Weighted-average shares	33,636	33,093	32,434
Common equivalent shares from stock options and warrants	—	1,992	—
Shares used in per share calculation	33,636	35,085	32,434
Net (loss) income	$(6,106)	$16,242	$(4,432)
Net (loss) income per share	$ (0.18)	$ 0.46	$ (0.14)

In fiscal 2006, there were outstanding options to purchase 2,179,943 shares at a weighted average exercise price of $11.34 that were not included in the computation of dilutive net income per share since the exercise prices of the options exceeded the market price of the common stock. These options could dilute earnings per share in future periods. In fiscal 2005 and fiscal 2004, there were outstanding options to purchase 619,000 and 5,310,564 shares at weighted average exercise prices of $19.38 and $6.29, respectively that were not included in the computation of net loss per share because their effect was anti-dilutive.

13. Segment and Geographic Information:

IXYS has a single operating segment. Our operating segment is comprised of semiconductor products used primarily in power-related applications, including those in motor drives, consumer products and power conversion (among them, uninterruptible power supplies, switch mode power supplies and medical electronics), and in the telecommunications industry. While the Company has separate businesses with discrete financial information, the Company has a single operating decision maker and each of the businesses are highly integrated and have similar economic characteristics. IXYS's sales by major geographic area (based on destination) were as follows (in thousands):

	Year Ended March 31,		
	2006	2005	2004
North America			
United States	$ 79,230	$ 72,300	$ 62,061
Europe and the Middle East			
Germany	29,258	28,821	24,631
Italy	6,247	7,220	6,954
United Kingdom	17,285	15,947	10,111
Other	30,733	33,281	29,578
Asia Pacific			
Korea	30,735	49,990	14,513
China	25,014	16,800	13,565
Japan	7,338	6,711	4,782
Other	13,033	13,479	9,642
Rest of the World	12,614	12,071	11,605
Total	$251,487	$256,620	$187,442

The following table sets forth the revenues for each of IXYS's product groups for fiscal 2006, 2005 and 2004 (in thousands):

	Year Ended March 31,		
	2006	2005	2004
Power semiconductors	$191,105	$195,148	$139,312
Integrated circuits	41,493	40,759	33,058
Systems and RF power semiconductors	18,889	20,713	15,072
Total	$251,487	$256,620	$187,442

During the year ended March 31, 2006, there was no single customer providing more than 10% of IXYS's net revenues. During the year ended March 31, 2005 the sales to one customer represented 11.5% of net revenues. There was no single customer providing more than 10% of IXYS's net revenues for year ended March 31, 2004.

IXYS's foreign operations consist of those of its subsidiaries, IXYS GmbH and IXYS Berlin in Germany, IXYS CH in Switzerland and Westcode in the United Kingdom. At March 31, 2006, all recorded goodwill relates to acquired businesses based in the U.S. The following table summarizes the net revenues, net income (loss) and long-lived assets of IXYS's domestic and foreign operations (in thousands):

	Year Ended March 31,		
	2006	2005	2004
Net revenues:			
Foreign	$ 98,939	$ 99,442	$ 86,533
Domestic	152,548	157,178	100,909
	$251,487	$256,620	$187,442
Net income (loss):			
Foreign	$ 11,900	$ 6,504	$ 3,206
Domestic	(18,006)	9,738	(7,638)
	$ (6,106)	$ 16,242	$ (4,432)

	March 31,	
	2006	2005
Property, plant and equipment, net:		
Germany	$13,154	$13,880
Switzerland	885	1,207
Domestic	21,993	8,668
United Kingdom	4,017	4,059
Total property plant and equipment	$40,049	$27,814

Selected Quarterly Financial Data (unaudited)

Fiscal Year Ended March 31, 2006

	Three Months Ended			
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
	(In thousands, except per share amounts)			
Net revenues	$64,425	$ 60,336	$63,385	$63,341
Gross profit	20,382	18,937	21,231	21,145
Operating income (loss)	14,246	(46,230)	7,243	7,732
Net income (loss)	$30,301	$(47,090)	$ 5,544	$ 5,139
Basic net income (loss) per share applicable to common stockholder	$ 0.89	$ (1.40)	$ 0.17	$ 0.15
Diluted net income (loss) per share applicable to common stockholder	$ 0.85	$ (1.40)	$ 0.16	$ 0.14
Weighted average shares used in per share calculation				
Basic	34,015	33,593	33,525	33,416
Diluted	35,792	33,593	35,758	35,985

Fiscal Year Ended March 31, 2005

	Three Months Ended			
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
	(In thousands, except per share amounts)			
Net revenues	$69,023	$66,258	$61,385	$59,954
Gross profit	23,169	20,055	19,511	17,175
Operating income	9,043	7,051	6,289	3,246
Net income	$ 5,789	$ 4,749	$ 3,841	$ 1,863
Basic net income per share applicable to common stockholder	$ 0.17	$ 0.14	$ 0.12	$ 0.06
Diluted net income per share applicable to common stockholders	$ 0.16	$ 0.14	$ 0.11	$ 0.05
Weighted average shares used in per share calculation				
Basic	33,034	33,076	33,007	32,952
Diluted	35,297	35,012	34,484	35,049

CORPORATE INFORMATION

Board of Directors
Nathan Zommer
Chairman of the Board,
President and Chief Executive
Officer

Donald L. Feucht
Chairman of the Audit
Committee
Investor

Samuel Kory
Chairman of the Compensation
Committee
Consultant

S. Joon Lee
President of Omni
Microelectronics

David L. Millstein
Consultant

Kenneth D. Wong
Chairman of the Nominating
and Corporate Governance
Committee
Chief Operating Officer and
Chief Financial Officer
of Menlo Equities

Executive Officers
Nathan Zommer
President and Chief
Executive Officer

Peter H. Ingram
President of European
Operations

Uzi Sasson
Vice President of Finance and
Chief Financial Officer

Annual Meeting
August 25, 2006
3540 Bassett Street
Santa Clara, CA 95054

Corporate Headquarters
3540 Bassett Street
Santa Clara, CA 95054
(408) 982-0700

Form 10-K
A copy of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

Uzi Sasson
IXYS Corporation
3540 Bassett Street
Santa Clara, CA 95054

Or e-mail to:
investorrelations@ixys.net

Or call (408) 982-0700. A copy is also available at the Securities and Exchange Commission website at www.sec.gov.

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